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As filed with the Securities and Exchange Commission on April 20, 2001

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Registration No. 333-1783

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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Post-Effective Amendment No. 5

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to the

FORM S-1 REGISTRATION STATEMENT

Under

The Securities Act of 1933

KEYPORT LIFE INSURANCE COMPANY

(Exact name of registrant as specified in its charter)
Rhode Island	05-0302931
(State or other Jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

6355

(Primary Standard Industrial Classification Code Number)

125 High Street

Boston, Massachusetts 02110

(Address of Principal Executive Office)

Bernard R. Beckerlegge, Esquire

Senior Vice President and General Counsel

(617) 526-1610

(Name, address, and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public. As soon as practicable following effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

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CALCULATION OF REGISTRATION FEE
Title of	Amount	Proposed	Proposed	Amount
Each Class	to be	Maximum	Maximum	of
of Securities	Registered[1]	Offering	Aggregate	Registration
to be Registered		Price Per	Offering	Fee
		Unit[1]	Price[2]

Deferred Group				$100[3]
Annuity Contracts
and Participating
Interests therein

1 The amount being registered and the proposed maximum offering price per unit is not applicable in that these contracts are not issued in predetermined amounts or units.

2 The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee.

3 $100 paid with initial registration. Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectus contained herein includes $300,000,000 aggregate amount of Deferred Annuity Contracts and Participating Interests therein covered by Registration Statements on Form S-1, File Nos. 333-3630 and 33-28313, for which a total filing fee of $40,000 was paid.

KEYPORT LIFE INSURANCE COMPANY

Cross Reference Sheet Pursuant to

Regulation S-K, Item 501(b)
Form S-1 Item Number and Caption		Heading in Prospectus

1.	Forepart of the Registration
Statement and Outside Front Cover
	Page of Prospectus	Outside Front Cover Page

2.	Inside Front and Outside Back
	Cover Pages of Prospectus	Inside Front Cover

3.	Summary Information, Risk
Factors and Ratio of Earnings
	to Fixed Charges	Summary; Accumulation Period

4.	Use of Proceeds	Investments by Keyport

5.	Determination of Offering Price	Description of Contracts
and Certificates

6.	Dilution	Not Applicable

7.	Selling Security Holders	Not Applicable

8.	Plan of Distribution	Distribution of Certificate

9.	Description of Securities to
	be Registered	Description of Contracts
and Certificates

10.	Interests of Named Experts
	and Counsel	Experts; Legal Matters

11.	Information with Respect to
	the Registrant	The Company; Company
Management; Executive
Compensation;
Financial Statements;
Legal Proceedings

12.	Disclosure of Commission
Position on Indemnification
	for Securities Act Liabilities	See Part II, Item 17

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GROUP AND INDIVIDUAL SINGLE PREMIUM

ANNUITY CONTRACTS

Issued By

Keyport Life Insurance Company

Executive & Administrative Offices

125 High Street, Boston, Massachusetts 02110

(617) 526-1400

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The Certificates:
o	represent participating interests in group or individual annuity contracts providing retirement benefits;
o	are offered to persons who participate in certain trusts or plans and may include employees of an employer;
o	may be issued on an allocated basis, whereby your interest is separately accounted for in an account established for you;
o	may be issued on a non-allocated basis, whereby the interests of all participants in a trust or plan are accounted for in a single account established for all participants.

A Certificate Owner:
o	may pay a single premium of $5,000 up to $500,000 per Certificate;
o	may allocate the single premium payment to an interest account or index accounts of varying terms;
o	may receive interest on the interest account at a fixed rate that we set and guarantee at the beginning of a term;
o

may receive interest on index accounts that is calculated by reference to fixed interest rate factors, set and guaranteed at the beginning of a term, which are applied to changes in the Standard and Poor's 500 Composite Stock Price Index;

o

may be charged a substantial surrender charge and/or Market Value Adjustment if a Certificate is not held to the end of a Term; surrender of the Certificate at other times could result in the receipt of less than the Certificate Owner's original single premium.

The Certificates may be sold by or through depository institutions. However, the Certificates are not deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. You should consider carefully the risk factors associated with the Certificates beginning on page 10 of this prospectus.

This prospectus sets forth information about the Certificates that you ought to know before purchasing or enrolling. You should read the prospectus before investing and retain it for future reference.

This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not be lawfully made. No person is authorized by us to give any information or to make any representations other than those contained in this prospectus, in connection with this offering. You should not rely on any unauthorized information or representation.

Neither the Securities and Exchange Commission nor any state securities commission has approved the certificates or determined that this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

We file annual and quarterly reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington, D.C. You can obtain copies of these documents by writing to the SEC and paying a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information as to the operation of the public reference room. Our SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).

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The date of this Prospectus is May 1, 2001.

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TABLE OF CONTENTS

DEFINITIONS

Certain terms used in this prospectus are defined as follows:

Account: The Account we establish for a Certificate Owner to which the Single Premium, paid by or on behalf of a Certificate Owner, is credited.

Account Anniversary: Each anniversary of the date an Interest or Indexed Account is opened or transferred, including the end of the Term.

Account Value: The total of the Indexed Account Value and the Interest Account Value under a Certificate prior to the Income Date.

Account Year: A continuous 12-month period commencing on the date that an Interest or Indexed Account is opened or transferred and each subsequent Account Anniversary.

Allocated Certificate: A Certificate under which amounts are allocated or credited to the account of one individual participant.

Annuitant: The natural person on whose life annuity payments are based and who will receive annuity payments starting on the Income Date.

Annuity: Options available for annuity payments.

Cap: The maximum percentage that an Indexed Account may increase during a single Term.

Certificate: The document issued to each Certificate Owner evidencing his or her interest in the group annuity contract. As used in this prospectus, the term Certificate also includes any group contract and any individual contract, unless the context requires otherwise.

Certificate Anniversary: Each anniversary of the Certificate Date.

Certificate Year: A continuous 12-month period commencing on the Certificate Date and each Certificate Anniversary thereafter.

Certificate Date: The date a Certificate is issued and the Certificate Owner's rights and benefits begin.

Certificate Owner ("You"): The person(s) or entity entitled to the ownership rights stated in the Certificate and in whose name(s) the Certificate is issued.

Certificate Value: The guaranteed minimum value of the Certificate at any time prior to any then-applicable Market Value Adjustment, calculated as described below.

Certificate Withdrawal Value: The greater of: (a) the Account Value, plus or minus any applicable Market Value Adjustment, less any applicable Surrender Charge, and (b) the Certificate Value, multiplied by the ratio of the Account Value, adjusted by the applicable Market Value Adjustment, to the unadjusted Account Value.

Company ("We", "Us", "Our", "Keyport"): Keyport Life Insurance Company.

Contract Owner: The person(s) or entity entitled to the ownership rights stated in a group contract or Individual Contract and in whose name(s) the contract is issued.

Designated Beneficiary: The person who may be entitled to receive benefits following the death of the Annuitant (if the Certificate Owner is not a natural person), you or the Joint Certificate Owner.

Enrollment Form: A document signed by a participant that serves as his or her application for participation under an Allocated Certificate.

Excess Interest Credit: Additional interest that may be credited to the Certificate Value on the Account Anniversary or upon a transfer to ensure that the total interest, including previous Excess Interest Credits, credited to the Certificate Value equals the total interest or Index Increases ever credited to your Account Value.

Floor: The minimum percentage that an Indexed Account may increase during a single Term. The Floor will not be less than zero.

Free Withdrawal Amount: The portion of your Account Value that may be surrendered, transferred, or applied to an Annuity option without payment of any surrender charge or Market Value Adjustment. If a partial surrender has not been made in the Certificate Year of the transaction, the Free Withdrawal Amount is equal to the sum of any interest or Index Increases credited to your Account Value in the prior 12 months or since the most recent partial surrender, if sooner.

General Account: Our general investment account which contains all of our assets, except assets in any Separate Account.

Guaranteed Interest Rate: The fixed rate of interest we set and guarantee at the beginning of a Term of an Interest Account.

Guaranteed Interest Rate Factors: The Participation Rate, Cap, and Floor, which we set and guarantee at the beginning of a Term of an Indexed Account.

Income Date: The date on which annuity payments to an Annuitant are to begin.

Index: The Index, set forth in the Certificate, that is used to calculate Index Increases.

Indexed Account: An account to which we credit Index Increases.

Indexed Account Value: The value of an Indexed Account, equal to all allocations or transfers to the Indexed Account, plus all Index Increases credited to the Indexed Account, less all amounts transferred or surrendered from the Indexed Account.

Index Increase: Interest, based on the Guaranteed Interest Rate Factors, that we credit to an Indexed Account.

Individual Contract: A contract issued to a Contract Owner in states in which we may not issue a Certificate.

In Force: The status of a Certificate before the Income Date, so long as:
o	it is not totally surrendered and

o	the Annuitant, or any Certificate Owner has not died, that will cause the Certificate to end within at most five years from the date of death.

Interest Account: An account to which we credit interest based on the Guaranteed Interest Rate.

Interest Account Value: The value of an Interest Account, equal to all allocations or transfers to the Interest Account, plus all interest credited to the Interest Account, less all amounts transferred or surrendered from the Interest Account.

Joint Certificate Owner: Any person designated by you to jointly possess rights in your Account. We require that you and any Joint Certificate Owner act together.

Non-Allocated Certificate: A Certificate under which a single account is established and held on behalf of all participants in a particular plan of an employer or other eligible entity on a non-allocated basis.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Participation Rate: The percentage of the increase in the Index.

Qualified Certificate: Any Certificate issued under a Qualified Plan.

Qualified Plan: A retirement plan which receives special tax treatment under Sections 401, 403, 408 and 408A of the Internal Revenue Code and HR-10 (Keogh) Plans for self-employed persons.

Reset Date: The date on which Account Value is allocated to an Interest or Indexed Account. The first day of each subsequent Term is the next Reset Date for that Account.

Separate Account: Our nonunitized separate investment account in which assets underlying the Certificates and other annuity contracts we issue may be held. Assets held in the Separate Account will be subject to the claims of our general creditors .

Single Premium: The money paid by, or on behalf of, a participant with respect to a Certificate.

Term: The period for which interest is credited at a Guaranteed Interest Rate to an Interest Account or Guaranteed Interest Rate Factors are used to calculate Index Increases for an Indexed Account.

Treasury Rate: The interest rate in the Treasury Constant Maturity Series, published by the Federal Reserve Board, that is used in calculating Market Value Adjustments.

Written Request: A request that is written in a form satisfactory to us, signed by you, and received at our office.

SUMMARY OF CERTIFICATE FEATURES

This summary and the detailed information in this prospectus describe participating interests in group and individual deferred annuity contracts and the Certificates issued thereunder. We offer the Certificates to assist you in your retirement planning.

The Certificate

The Certificate is designed to provide retirement benefits for eligible individuals. Eligible individuals include persons participating in certain trusts or plans and may include employees of an employer. Certain states, however, do not permit us to issue Certificates and require us to issue Individual Contracts instead.

We issue Allocated and Non-Allocated Certificates under group contracts. With Allocated Certificates, each individual's interest is separately accounted for and is held in a specific account established for that individual. We will issue an Allocated Certificate to each participant in a Non-Qualified plan and in certain Qualified Plans which will verify participation in a group contract. In such cases, the participant will have a 100% vested interest in all values credited to the individual participant's account.

With Non-Allocated Certificates, however, a participant's interest may be vested in the plan in which they are participating rather than in a Certificate. We will only issue Non-Allocated Certificates in connection with certain Qualified Plans. In such cases, the Certificate will usually be owned by the trustee(s) of the plan, and a single account will be established and held on behalf of all participants in the plan on a non-allocated basis.

Single Premium

We require a Single Premium of at least $5,000 per Account to accompany the application or the Enrollment Form for an Allocated Certificate. A Single Premium of $500,000 or more requires our approval. The Single Premium does not need to accompany the Enrollment form under a group contract. The Single Premium is the only premium payment that we permit or require, but you may purchase more than one Certificate. (See "Enrollment Form and Premium Payments," page 11).

You may allocate the Single Premium to one of two types of accounts, the Interest Account or the Indexed Account, of varying durations or Terms. Certain states, however, do not permit Indexed Accounts to be available for Certificates issued in those states.

Investments by Keyport

The Single Premium that is credited to your Account becomes part of our assets. We own our General Account and Separate Account assets and generally invest these amounts in U.S. government securities and certain commercial debt securities having maturities that usually match the Terms. We may also invest our assets in various instruments, including equity options, futures, forwards, and other instruments based on the Index to hedge our obligations with respect to Indexed Accounts. We may also buy and sell interest rate swaps and caps, Treasury bond futures, and similar instruments to hedge our exposure to changes in interest rates. (See "Investments by Keyport," page 20).

Interest Earned on Accounts

Interest Accounts earn interest at a fixed rate that we set and guarantee at the beginning of the Term for the duration of the Term. We credit such Guaranteed Interest Rates to Interest Accounts on an annual, compounded basis for the entire duration of the selected Term. This means that we add interest to the amount invested, so that credited interest may earn interest. (See "Interest Accounts," page 11.)

Interest credited to Indexed Accounts, or Index Increase, is calculated by reference to fixed interest rate factors, which are applied to changes in the Standard & Poor's 500 Composite Stock Price Index using a formula set forth in the Certificate. We set and guarantee Guaranteed Interest Rate Factors at the beginning of a Term for the duration of the Term. If the publication of the Index is discontinued or there is a substantial change in the calculation of the Index, we will substitute a suitable index. Index Increases are based on a percentage of the percentage increase in the Index since the beginning of the Term. Index Increases are calculated using the Guaranteed Interest Rate Factors set at the beginning of the Term and credited proportionately over the selected Term on each Account Anniversary.

Index Increases are subject to a maximum and minimum limit, both of which we set and guarantee at the beginning of the Term. The minimum may not be less than zero. Thus, the Indexed Account Value will not decrease to reflect declines in the Index value since the beginning of the Term or from Account Anniversary to Account Anniversary. (See "Indexed Accounts," page 12). The amount of Index Increases earned on an Indexed Account may be more or less than the amount of interest earned on an Interest Account of the same Term and established at the same time. It is possible that an Indexed Account will not earn Index Increases on Account Anniversaries if the Index value on any of the Account Anniversaries in the Term does not exceed its value at the beginning of the Term. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors," page 13).

In certain circumstances, the Certificate permits a minimum value to be used, instead of the Indexed Account Value, to calculate benefits under a Certificate. This value, or the Certificate Value, is equal to:

o	90% of the Single Premium;
o	plus any Excess Interest Credits;
o	less any amounts you have withdrawn in a partial surrender, such amounts being reduced by any surrender charge;
o	plus, if the Account Value has ever been transferred, a positive or negative amount reflecting the effect of any Market Value Adjustment on the Account Value at the time of the transfer;
o	plus interest credited on the foregoing at an annual guaranteed rate of 3% per year.

The amount used to calculate death benefits, withdrawal amounts, and annuity values will not be less than the Certificate Value, subject to any Market Value Adjustment on the corresponding Account Value. If the Indexed Account Value is less than the Certificate Value at the end of a Term, we will credit interest to the Indexed Account so that its value will equal the Certificate Value. (See "Certificate Value," page 14; "Indexed Accounts," page 12).

Terms and Renewal of Terms

We currently offer initial Terms of one, three, five, six, seven, and ten (Interest Account only) years. From time to time we may discontinue offering terms of certain durations or offer Terms of other durations. The interest rates and interest rate factors we declare may vary depending on the duration of the Term. You should contact us to determine the Terms we currently offer. You may transfer from one type of account to the other and/or to Terms of different durations, subject to contractual provisions and any surrender charge and Market Value Adjustment.

At the end of each Term, a new Term of one year will begin, unless you instruct us otherwise within 30 days before the end of the Term. At that time, you may choose another Term from among the Terms we then offer or transfer the Account Value to the other type of account. (See "Renewal Terms," page 13).

Determinations of Guaranteed Interest Rates and Guaranteed Interest Rate Factors

We consider a variety of factors in setting Guaranteed Interest Rates and Guaranteed Interest Rate Factors for any Term. These factors include the interest rates generally available on the types of instruments in which we invest your Single Premium, the duration of the Term, regulatory and tax requirements, sales commissions and expenses we bear, general economic trends, and competitive factors.

Partial and Total Surrenders

You may obtain a portion or all of your Account Value, by making a partial or total surrender, subject to certain restrictions. Such surrenders may be subject to a surrender charge and/or a Market Value Adjustment. Generally, we deduct a surrender charge from any partial or total surrender made before the end of a Term. However, we will not deduct a surrender charge from the following:
o	A partial or total surrender within the first 30 calendar days after the end of any Term, if you notify us in writing before the surrender;

o

the Free Withdrawal Amount of the first partial surrender in a particular Certificate Year; however, any partial surrender amount above the Free Withdrawal Amount or any subsequent partial surrender during the same Certificate Year will be subject to a surrender charge;

o

the Free Withdrawal Amount of a total surrender, if no partial surrender was made in the same Certificate Year; otherwise, the total amount surrendered is subject to a surrender charge. (See "Surrender Charge," page 16).

o

The withdrawal of interest earnings from an Interest Account pursuant to our systematic withdrawal program. Systematic withdrawals may not be made from an Indexed Account. (See "Systematic Withdrawal Program," page 15).

The minimum partial surrender generally is $250. The minimum for partial surrenders under our systematic withdrawal program is $100. After a partial surrender, the minimum Account Value must be at least $2,500. We do not permit partial surrenders from the Indexed Account of any Certificate issued under a corporate or Keogh Qualified Plan that is established pursuant to Section 401 of the Internal Revenue Code of 1986, as amended.

The surrender charge equals a percentage of the gross amount surrendered in excess of the Free Withdrawal Amount, before the addition or deduction of any Market Value Adjustment. The surrender charge percentage declines depending on the number of years (rounded up) remaining until the end of the Term. The maximum surrender charge currently is 7% for surrenders when seven or more years remain in the Term.

We may defer payment of any partial or total surrender for up to six months from the date we receive your surrender request. Some states permit only a shorter deferral period. A payment deferral for more than 30 days is unlikely to occur except under highly unusual circumstances. (See "Payment upon Partial or Total Surrender," page 16).

Transfers

You may transfer the Interest Account Value to another account at any time before the Income Date, subject to certain conditions. You may transfer the Indexed Account Value only at the end of a Term. Any amount you transfer before the end of a Term may be subject to a Market Value Adjustment. Presently, we do not charge for transfers, but we may institute a transfer charge on transfers in excess of a certain number of transfers annually. (See "Transfer of Values," page 14; "Market Value Adjustment," page 16).

Market Value Adjustment

The amount payable upon a partial or total surrender from, or upon the application to an Annuity Option of Account Value of, an Account with a Term of three years or more may be adjusted up or down by a Market Value Adjustment. The scaling factor is currently 1.0, which means there will be no reduction of any Market Value Adjustment amount. The Market Value Adjustment is an amount that in certain circumstances we add or subtract from your Account Value to reflect the relative difference between:

o	the current Treasury Rate for a period of time equivalent to the remaining duration of the current Term; and
o	the Treasury Rate at the beginning of the Term for a period of time equal to the full duration of the Term.

It is possible, therefore, that a significant increase in Treasury Rates from the beginning of a Term would cause your total surrender amount to be less than the original amount credited to your Account. (See "Market Value Adjustment," page 16).

A Market Value Adjustment will not apply to a partial or total surrender within the first 30 calendar days after the end of any Term. With respect to another surrender or annuitization, if a partial surrender has not occurred in the same Certificate Year, we base the Market Value Adjustment on the gross amount payable that is in excess of the Free Withdrawal Amount, before deducting any surrender charge. Otherwise, we base the Market Value Adjustment on the gross amount payable, before deducting any surrender charge. (See "Market Value Adjustment," page 16).

A Market Value Adjustment also applies to any transfer from an Interest or Indexed Account with a Term of three years or more, unless the effective date of the transfer is:

o	within the last year of the Term, and the transfer is to an account with a Term of three years or more; or

o	within the first 10 calendar days after the end of a Term.

The Market Value Adjustment upon transfer is based on the Account Value or, if a partial surrender has not occurred in the same Certificate Year, on the Account Value in excess of the Free Withdrawal Amount. (See "Market Value Adjustment," page 16).

The Market Value Adjustment for Indexed Accounts includes a scaling factor, which may reduce the positive or negative amount of any such Market Value Adjustment. The scaling factor is currently 1.0, which means there will be no reduction of any Market Value Adjustment amount. The Market Value Adjustment for Interest Accounts does not include a scaling factor. (See "Market Value Adjustment," page 16).

Annuity Period

On the Income Date, we will start to pay the designated Annuitant a series of annuity payments under an Annuity Option. The Annuity Option you select determines the timing and basis of the annuity payments. (See "Annuity Period Provisions," page 19) .

Death Benefit

The Certificate provides for a special death benefit if you die before the Income Date, if the Certificate Owner is not a natural person, or the Annuitant dies before the Income Date. The Designated Beneficiary may claim the special death benefit by surrendering the Certificate to us for the special death benefit. The special death benefit is the greater of:

o	the Certificate Value;

o	the Certificate Withdrawal Value; or

o

the Account Value; but if the Term that includes the date of death relates to an Indexed Account and the Term's Floor is equal to 0%, we may recalculate the Account Value and the new value will be the same or higher.

If the surrender request is made after the applicable 90 or 60 day period or upon the death of a Joint Certificate Owner, the Designated Beneficiary will receive the Certificate Withdrawal Value. If the Designated Beneficiary chooses not to surrender the Certificate, it may stay In Force for up to five years after the date of death. At the end of the five years, we will pay the Designated Beneficiary the Certificate Withdrawal Value, without deducting any surrender charge. (See "Death Provisions," page 17; "Surrender Charge," page 16).

Premium Taxes

We will deduct the amount of any premium taxes levied by any state or governmental entity when the premium tax is actually paid, unless we defer the deduction until the time of surrender or the Income Date. We cannot describe precisely the amount of premium tax you may have to pay on any transaction. The amount of any premium tax charged to your Certificate depends, among other things, on the type of Certificate, your state of residence, the Annuitant's state of residence, our status within those states, and the insurance tax laws of those states. Currently premium tax rates range from 0% to 3.5%. Appendix C, on page 65 of this prospectus, contains a schedule of premium tax rates.

Annual Reports to Certificate Owners

At least once each Certificate Year, we will send you a report which will show the Account Value, the Certificate Withdrawal Value, the Market Value Adjustment used to calculate the Certificate Withdrawal Value, and any surrender charge.

RISK FACTORS

An inherent risk of the Certificate is that, if you make a partial or total surrender before the end of the applicable Term, application of any surrender charge and/or Market Value Adjustment might reduce the value of your Account. As a result you could receive less than your original Single Premium. (See "Surrender Charge", page 16; "Market Value Adjustment", page 17).

We base the interest and Index Increases earned by an Account on the Guaranteed Interest Rate and Guaranteed Interest Rate Factors that we declare at the beginning of each Term. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings. Our management will decide what Guaranteed Interest Rates and Guaranteed Interest Rate Factors to declare. We cannot predict or guarantee future Guaranteed Interest Rates and Guaranteed Interest Rate Factors. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors", page 13).

CERTIFICATE OWNERSHIP

The Certificate Owner is the person or entity designated in the application or Enrollment Form for the Certificate. You may exercise all rights under the Certificate. Joint Certificate Owners are permitted, but not contingent Certificate Owners.

Prior to the Income Date, you and any Joint Certificate Owner may direct us in writing to change the Certificate Owner, Joint Certificate Owner, Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. You may change an irrevocably-named person only with the written consent of that person.

Because a change of Certificate Owner by means of a gift may be a taxable event, you should consult a competent tax adviser about the tax consequences resulting from such a transfer.

Qualified Certificates may have limitations on the transfer of ownership. You should consult a competent tax adviser about the tax consequences resulting from such a transfer.

ENROLLMENT FORM AND SINGLE PREMIUM PAYMENTS

You must submit a Single Premium of at least $5,000 per Certificate with the Enrollment Form for an Allocated Certificate. We must approve a Single Premium payment of $500,000 or more. You may purchase multiple Certificates, but we reserve the right to limit the total premiums you may pay on your Certificates. We also may reject any premium payment.

We credit the Single Premium to your Account, which is established on the date we receive of a properly completed Enrollment Form, along with the required premium payment. We will issue a Certificate and confirm the receipt of the Single Premium in writing. If we issue a contract on a non-allocated basis, a single Account is opened for the Contract Owner.

Your Account starts earning interest the day after it is established. You may choose to allocate the Single Premium to an Interest Account or an Indexed Account. The Indexed Account is not available for Certificates issued in certain states.

If we determine that an Enrollment Form is incomplete, we will notify you in writing or by telephone to obtain the necessary information. We will return an incomplete Enrollment Form, along with the Single Premium, if you do not complete it within three weeks of its receipt.

We will permit others to act on your behalf in certain instances, including the following two examples. First, we will accept an application for a Certificate that contains a signature signed under a power of attorney, if a copy of the power of attorney is also submitted. Second, we will also issue a Certificate to replace an existing life insurance or annuity policy that was issued by us or an affiliated company without requiring a new application from the applicant.

Certain dealers and other authorized persons, such as employers and Qualified Plan fiduciaries, will inform us of an applicant's answers to the questions in the application by telephone or order ticket and remit the Single Premium to us. If the information is complete, we will issue the Certificate, along with a copy of the completed Enrollment Form, to you so that you may verify the accuracy of the information. We may also ask you to confirm the accuracy of the information by signing and returning a copy of the Enrollment Form or a Certificate delivery receipt to us. We confirm all purchases with you in writing and our liability extends only to confirmed purchases.

ACCUMULATION PERIOD

Initial Term

You chose whether to allocate the Single Premium to an Interest Account or an Indexed Account and the duration of the initial Term. We offer Terms of one, three, five, six, seven, and ten years. However, the ten-year Term is only available on an Interest Account. We may offer other Terms from time to time. The Indexed Account is not available for Certificates issued in certain states.

A Term begins on the date the Single Premium is allocated or an amount is transferred to an account and ends when the number of years in the Term elected has elapsed. The last day of the Term is the expiration date for the Term. The subsequent Term begins on the first day after the expiration date of the previous Term.

The Single Premium, less any surrenders and premium taxes, earns and is credited interest and/or Index Increases in accordance with the applicable formula for an account. We credit interest to an Interest Account at the Guaranteed Interest Rates that are specified at the beginning of the Term for the duration of the Term. We credit Index Increases to Indexed Accounts by reference to Guaranteed Interest Rate Factors that are specified at the beginning of the Term for the duration of the Term.

Interest Accounts

Through the Interest Accounts, we offer specified effective and guaranteed annual rates of interest, for a specified period of time, the Term that you select. Guaranteed Interest Rates may differ among different Terms or Terms established at different times. A Guaranteed Interest Rate will not be less than 3% per year. Once we declare a Guaranteed Interest Rate at the beginning of a Term, we will not change it during the Term.

We will credit interest daily at a compounded rate which will be equal to the Guaranteed Interest Rate. If an amount remains in an Interest Account until the end of the applicable Term, its value will be equal to the amount originally allocated or transferred to the Interest Account, less all amounts withdrawn, plus all interest credited.

Appendix A provides an example of how interest is credited to the Interest Account.

Indexed Accounts

Through the Indexed Accounts, we offer Index Increases that depend on increases in a specified Index. Index Increases are determined based on a formula using specified Guaranteed Interest Rate Factors (the Participation Rate, Cap, and Floor) that are available for the Terms you select. Guaranteed Interest Rate Factors may differ among different Terms or Terms established at different times. Once these Guaranteed Interest Rate Factors are declared at the beginning of a term, they will never be changed during the Term.

Index Increases may be added to an Indexed Account on each Account Anniversary. If an amount remains in an Indexed Account until the end of the applicable Term, its value will be equal to the amount originally allocated or transferred to the Indexed Account, less all amounts withdrawn, plus all Index Increases credited.

We will calculate and credit Index Increases on each Account Anniversary after the start of a Term. The Certificate contains the formula for calculating the Index Increases. We will credit Index Increases to the Indexed Account proportionately over the entire Term.

Therefore, there are two components of the Index Increases calculated on each Account Anniversary. The first part is the proportionate credit for any increase in the Index from its prior highest Account Anniversary value to its new highest value on the current Account Anniversary. The second part is the proportionate credit for any increase in the Index occurring on a prior Account Anniversary(ies). The second part of the Index Increase will always be zero on the first Account Anniversary in any Term.
o

Part one is calculated as follows: Multiply the Participation Rate by the percentage increase in the Index from its prior highest Account Anniversary value to its current Account Anniversary value divided by its beginning of Term value. The result is then multiplied by the ratio of the number of completed Account Years in the Term to the total number of Account Years in the Term. This percentage is then multiplied by the smaller of the Account Value at the beginning of the Term and the Account Value (prior to crediting any Index Increases) on any Account Anniversary in the Term.

o

Part two is calculated as follows: Multiply the Participation Rate by the percentage increase in the Index since the beginning of the Term, calculated using the highest value attained by the Index at any Account Anniversary during the Term, excluding the current Account Anniversary. Divide the resulting percentage by the number of Account Years in the Term. This percentage is then multiplied by the smaller of the Account Value at the beginning of the Term and the Account Value (prior to crediting any Index Increases) on any Account Anniversary in the Term.

Part one and two amounts, as calculated above, may be reduced if the Cap is applicable and increased if a Floor in excess of zero is applicable. The sum of the two parts equals the total Index Increase. If the Index on each Account Anniversary in a Term is less than the Index at the beginning of the Term, there will not be any Index Increases credited during the Term. Index Increases can never be negative because of the Floor of zero.

The effect of this formula is that, in the absence of any partial or total surrender during a Term, the total Index Increases credited during a Term will equal:
o	the Account Value at the beginning of the Term,
o

multiplied by the Participation Rate times the percentage increase in the Index since the beginning of the Term (subject to the Floor and Cap), using the highest value attained by the Index on any Account Anniversary in the Term.

Partial surrenders in excess of Index Increases will reduce the amount of subsequent Index Increases, but do not affect Index Increases previously credited.

Total Index Increases may be more or less than the amount of interest credited to an Interest Account established at the same time for the same Term, depending on the change in the Index over the course of the Term.

If no or small Index Increases are earned by an Indexed Account, in time, the value of an Indexed Account may be less than the Certificate Value. In such a circumstance, the Certificate Value is used to calculate any benefit payable under the Certificate. If at the end of a Term the value of an Indexed Account is less than the Certificate Value, we will credit the Indexed Account with an End of the Term Increase that is equal to the excess of the Certificate Value over the Indexed Account Value. (See "Certificate Value," page 14).

Currently the Index is the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"). The S&P 500 is a widely-accepted and broad measure of the performance of the major United States stock markets. The S&P 500 is a market-value weighted measure of changes in the prices of the underlying securities and does not reflect any stock dividend income on the underlying securities. "S&P® ", "S&P 500® ", and "Standard & Poor's 500" are trademarks of The McGraw Hill Companies, Inc. that we have licensed for use. The Contract is not sponsored, endorsed, sold, or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of purchasing the Certificate.

If publication of the Index discontinues, or calculation of the Index changes substantially, we will substitute a suitable index and notify you of the substitution.

Appendix A provides the formula we use to calculate Index Increases and illustrative examples of calculations.

Renewal Terms

A new Term will automatically begin at the end of each Term, unless you elect to make a total surrender. (See "Surrenders", page 14). Each new Term will be for one year unless, you notify us in writing within 30 days before the end of a Term, of your selection of a different Term or transfer the Account Value to a different type of account. You may choose from among the Terms we offer at that time. We may discontinue offering Terms of certain durations currently available or offer Terms of different durations from time to time. The available Guaranteed Interest Rates and Guaranteed Interest Rate Factors may vary based on the duration of the Term selected, and may differ from the rates currently available for new Certificates. You may not select a Term that is longer than the number of years remaining until the Income Date. If you do, we will allocate the Account Value to a Term of one year. If less than one year remains until the Income Date, we automatically will allocate the Account Value to an Interest Account with a Term of one year.

The Account Value at the beginning of any subsequent Term will be equal to the Account Value at the end of the previous Term. Absent any partial or total surrender or transfer (the effects of which are described below), the Account Value will earn and be credited with interest or Index Increases for each year in the subsequent Term using the Guaranteed Interest Rates or Guaranteed Interest Rate Factors established at the beginning of the subsequent Term for the type of Account and Term selected by you or established by default (as described above) in the absence of other instructions.

Information on Renewal Rates

We will provide you with a toll-free number to call to inquire about rates for Terms offered at the time. We will notify you in writing of the available Terms before the beginning of each subsequent Term.

Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors

You will know the Guaranteed Interest Rate or Guaranteed Interest Rate Factors for the chosen Term at the time of the initial purchase. Guaranteed Interest Rates and Guaranteed Interest Rate Factors may differ among the Terms. We may offer differing Guaranteed Interest Rates and Guaranteed Interest Rate Factors for initial allocations, transfers during Terms, and renewal Terms.

We do not have a specific formula for determining future Guaranteed Interest Rates and Guaranteed Interest Rate Factors. The guaranteed rates and factors will reflect interest rates available on the types of investments in which we invest the proceeds of the Account. (See "Investments by Keyport," page 20). Our management may also consider various other factors to determine guaranteed rates and factors for a Term, such as the duration of a Term, regulatory and tax requirements, sales commissions and administrative expenses we bear, general economic trends, and competitive factors. The Guaranteed Interest Rates we declare, and the rate of interest we credit to the Certificate Value used in the determination of an Indexed Account Value, however, will never be less than 3% annually.

Our management will make the final determination as to Guaranteed Interest Rates and Guaranteed Interest Rate Factors to be declared. We cannot predict or guarantee future Guaranteed Interest Rates and Guaranteed Interest Rate Factors.

Certificate Value

The Certificate provides a minimum value, called the Certificate Value, that we use to calculate benefits under a Certificate when the Certificate Value is higher than the value of an Indexed Account calculated as described above.

The Certificate Value is equal to:

o	90% of the Single Premium;

o	plus any Excess Interest Credits;

o	less all amounts you have withdrawn in a partial surrender, including any applicable surrender charges;

o

plus, if a Market Value Adjustment was applied to a transfer, the positive or negative amount equal to the adjusted Certificate Value(which is the Certificate Value adjusted in proportion to the effect of the Market Value Adjustment on the Account Value) less the Certificate Value at the time of the transfer;

o	plus interest credited at an annual guaranteed rate of 3% per year.

In addition, at each Account Anniversary and at the time of a transfer, we will credit additional interest, called an "Excess Interest Credit", to the Certificate Value, to the extent needed to ensure that the total interest (including previous Excess Interest Credits) credited to the Certificate Value equals the total interest or Index Increases ever credited to your Account Value. Interest amounts credited to the Certificate Value will earn interest in subsequent Certificate Years.

The Certificate Value is used to calculate benefits if, for example, the Index were to remain level or decline for several years and accordingly, Index Increases were not credited to an Indexed Account. In such a circumstance, while the value of the Indexed Account would not decline, the Certificate Value might rise above the value of the Indexed Account, as a result of the 3% annual interest credited to Certificate Value.

Transfer of Values

You may transfer the entire Account Value from an Interest or Indexed Account to another Interest or Indexed Account, subject to the following limitations:
o	the transfer must be by Written Request or telephone before the Income Date;

o	you may not exceed any limit we may set; currently, we do not limit the number of transfers in a Certificate Year;

o	you may transfer the Indexed Account Value only during the first 10 calendar days after the end of each full Term;

o	you may transfer the Interest Account Value at any time before the Income Date;

o	the amount transferred shall equal the total Account Value, with any Market Value Adjustment; partial transfers are not permitted;

o	no Market Value Adjustment shall apply to a transfer:

(i) from an account with a Term of less than three years,
(ii) in the final year of a Term of three or more years to an account with a Term of three or more years, or
(iii) within the first 10 calendar days after the end of each full Term; and

o	for transfers not made within the first 10 calendar days of a Term, the Term of the new account cannot be less than the remaining number of Account Years (rounded up) in the existing Term; and

o	the Term of the new account cannot be longer than the number of years remaining until the Income Date.

While currently transfers are free of charge, we reserve the right to charge $25 per transfer if you make more than four transfers in a Certificate Year. We reserve the right, at any time and without prior notice, to terminate, modify, or suspend the transfer privileges described above.

Surrenders

You may make a full or partial surrender of your Account at any time prior to the Income Date while the Certificate is In Force. Partial surrenders are subject to the following charges and conditions:
o	the surrender is at least $250, unless it is made pursuant to our systematic withdrawal plan, in which case the minimum is $100; and

o	the remaining Account Value after the partial surrender is at least $2,500.

We reserve the right to change the minimum amount of any partial surrender.

We do not allow partial surrenders from the Indexed Account of any Certificate issued under a corporate or Keogh Qualified Plan under Section 401 of the Internal Revenue Code.

The net amount of a partial or total surrender will include deductions for any surrender charge and Market Value Adjustment. The amount you receive may be greater or less than the amount subtracted from the Account Value as a result of the surrender. As described below, certain partial surrenders are not subject to a surrender charge and/or Market Value Adjustment.

If a request for a partial surrender would create insufficient account value to keep the Certificate In Force, we will treat the request as a request to surrender only the excess amount over $2,500.

We will, upon request, inform you of the amount payable upon a full or partial surrender. Any total or partial surrender may be subject to tax in addition to certain Certificate charges and adjustments. (See "Tax Considerations," page 24).

(a) Systematic Withdrawal Program

To the extent permitted by law, we will make monthly, quarterly, semi-annual, or annual distributions of interest credited to an Interest Account if you have enrolled in the systematic withdrawal program. All interest distributions are made directly to you and are taxed like any other withdrawal or distribution of Account Value. (See "Tax Considerations," page 22.) The minimum withdrawal may not be less than $100. You may not take systematic withdrawals from an Indexed Account. Distributions under the systematic withdrawal program are not subject to surrender charges or Market Value Adjustments.

(b) Partial Surrender Procedures and Determination of Surrender Value

At any time before the Income Date, you may, in writing, request a partial surrender. The surrender amount paid to you will be the requested surrender amount increased or decreased by any Market Value Adjustment and decreased by any surrender charge. The surrender charge and the Market Value Adjustment are calculated based on the requested surrender amount. The requested surrender amount will be deducted from your Account Value. For example, if you request a surrender amount of $10,000, the surrender charge and the Market Value Adjustment were each 5%, and the Free Withdrawal Amount did not apply, the surrender charge and the Market Value Adjustment would each be 5% of $10,000, for a net surrender payment to you of $9,000 ($10,000-$500-$500).

We may in our discretion allow you to request the net partial surrender amount that you wish to be paid, instead of the surrender amount described in the prior paragraph. If a Market Value Adjustment applies, however, the amount we actually pay may be more or less than the amount requested because of computational rounding. The total amount deducted from the Account Value upon a partial surrender will be the surrender amount (prior to the application of any Market Value Adjustment and any applicable surrender charge) that we calculate based on your requested net amount. For example, if you request a net partial surrender amount of $9,000 under the assumptions in the example above the total amount calculated by us and deducted from your account would be approximately $10,000.

(c) Total Surrender Procedures and Determination of Surrender Value

You may make a total surrender by Written Request. Surrendering the Certificate will end it.

The surrender value will be determined as of the date we receive the Written Request for surrender. We will pay you the Certificate Withdrawal Value, which is the greater of:

(i)	the Account Value, with any Market Value Adjustment, and less any surrender charge; and
(ii)	the Certificate Value, adjusted by the ratio of the Account Value (with any Market Value Adjustment) to the unadjusted Account Value.

We will deduct any premium taxes not previously paid.

For any total surrender made after the first Certificate Year, you may receive the surrender benefit under an Annuity Option rather than in a lump sum.

(d) Risk

The interest and Index Increases credited to your Account are based on guarantees we make. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.

An inherent risk in a surrender prior to the end of the applicable Term is that the Market Value Adjustment may reduce your Account Value. (See "Market Value Adjustment," page 16).

(e) Payment Upon Partial or Total Surrender

We may defer payment of any partial or total surrender for six months or less from the date of receipt of your request for surrender. It is unlikely that we would defer a surrender payment more than 30 days. Deferred payment may be caused by an unusually high number of surrender requests, accompanied by a substantial shift in interest rates. If we decide to defer payment for more than 30 days, we will notify you in writing.

DEDUCTIONS

(a) Surrender Charge

We do not deduct a sales charge from the Single Premium when we receive it. A surrender charge is deducted upon any partial or total surrender, except:

o	A partial or total surrender within the first 30 calendar days after the end of any full Term or during the Certificate Year preceding the Income Date.

o	The portion of the first partial surrender in each Certificate Year that does not exceed the Free Withdrawal Amount.

o	As to total surrenders, the portion of the gross surrender amount that does not exceed the Free Withdrawal Amount, if no partial surrender was made in the same Certificate Year.

The amount of any surrender charge is computed as a percentage of the gross surrender amount in excess of the Free Withdrawal Amount. The percentage used depends on the number of Account Years (rounded up) remaining until the end of the account Term. The surrender charge is equal to:
(i)	The amount of the partial surrender request, less any Free Withdrawal Amount;

(ii)	Multiplied by the applicable percentage from the Certificate Schedule depending on the number of Account Years (rounded up) remaining until the end of the Term.

The following chart indicates the surrender charge percentage that will be applied while the specified number of years are remaining.

Term (Length in Years)
Account Years Remaining	10	9	8	7	6	5	4	3	2	1
1	0%	0%	0%	1%	1%	1%	1%	1%	1%	1%
2	0	0	1	2	2	2	2	2	2
3	0	1	2	3	3	3	3	3
4	1	2	3	4	4	4	4
5	2	3	4	5	5	5
6	3	4	5	6	6
7	4	5	6	7
8	5	6	7
9	6	7
10	7

We reserve the right to increase or decrease the amount of this charge, and the period of time for which it will apply, on new Certificates up to a maximum of 7% and 10 years. Currently, the charge is 7%. If such amounts increase, the increase will only apply to new Certificates issued after full disclosure to new Certificate Owners or to existing Certificate Owners purchasing additional Certificates.

After each surrender, we will adjust our records to reflect appropriate deductions from the Account Value and the Certificate Value.

The surrender charge will apply to a full or partial surrender in each Term of a Certificate. Any surrender may, in addition to certain Certificate charges and adjustments, be subject to tax. (See "Tax Considerations," page 22).

Appendix B provides examples of how the surrender charge is determined.

(b) Market Value Adjustment

The amount payable upon a partial or total surrender before the Income Date, a transfer, or application of Account Value to an Annuity Option, may be increased or decreased by the application of a Market Value Adjustment. The Market Value Adjustment reflects the difference between:
(i)	the current Treasury Rate for a period of time equivalent to the remaining duration of the current Term; and
(ii)	the Treasury Rate at the beginning of the Term for a period equal to the full duration of the Term.

A Market Value Adjustment will not apply to a partial or total surrender, or the transfer of Account Value to an Annuity Option, within the first 30 calendar days after the end of a Term.

A Market Value Adjustment applies to any other partial or total surrender of, or upon the transfer of Account Value to an Annuity Option from, an account with a Term of three years or more. The Market Value Adjustment calculation upon such a surrender may be based on the gross surrender amount before the deduction of any surrender charge.

A Market Value Adjustment applies to any transfer from an Account with a Term of three years or more to another Account, unless the effective date of the transfer is:

(i)	within the final Account Year of the Term and the transfer is to an account with a Term of three years or more; or
(ii)	within the first 10 calendar days after the end of any Term.

The Market Value Adjustment calculation upon transfer may be based on the Account Value. A Market Value Adjustment in connection with a transfer also will result in an adjustment to Certificate Value. (See "Certificate Value," page 14.)

If you have not previously taken a partial surrender or effected any other transaction potentially subject to a Market Value Adjustment in the same Certificate Year, we subtract an amount not exceeding the Free Withdrawal Amount from the amount used to calculate the Market Value Adjustment. Otherwise, we use the amount you requested to be surrendered, transferred, or applied to an Annuity Option as the basis to calculate the Market Value Adjustment.

The Market Value Adjustment for Indexed Accounts includes a scaling factor. You will know the scaling factor for all Indexed Account Terms at the time of the initial purchase. Scaling factors may differ for Terms of different durations. We may change the scaling factors from time to time for new Certificates issued after the time of the change. The scaling factors will never be greater than one. Where a scaling factor is less than one, it will reduce the positive or negative amount of any Market Value Adjustment. The scaling factors are shown on the Certificate Schedule and are guaranteed for the life of the Certificate. The scaling factors are currently 1.0. The Market Value Adjustment for Interest Accounts does not include a scaling factor.

Because the Market Value Adjustment is based on changes in the yields on U.S. Treasury securities, the effect of the Market Value Adjustment will be closely related to the levels of such yields. As a result, should such yields increase significantly from the time of purchase of a Certificate, coupled with any surrender charge, the amount you would receive upon a total surrender could be less than the Single Premium.

Appendix B provides the formula for calculating the Market Value Adjustment, as well as illustrative examples.

At your request, we will furnish you with illustrations of the Market Value Adjustment on your Account Value, if you make a total or partial surrender before the end of a Term.

(c) Premium Taxes

We will deduct the amount of any premium taxes levied by a state or governmental entity when the premium tax is incurred, unless we defer the deduction until the time of surrender or the Income Date. The amount of premium tax payable on any transaction involving a Certificate will vary depending on whether the Certificate is Qualified or Non-Qualified, your state of residence, the state of residence of the Annuitant, our status within such states, and the insurance tax laws of such states. Currently, premium tax rates range from 0% to 3.5%. Appendix C contains a schedule of premium tax rates.

DEATH PROVISIONS

Death provisions do not apply to Non-Allocated Certificates. With Non-Allocated Certificates, Annuitants or payees are unknown until you request that an annuity be effected.

(a) Non-Qualified Certificates

Death of Certificate Owner, Joint Certificate Owner or Certain Non-Certificate Owner Annuitants: If, while the Certificate is In Force, you or any Joint Certificate Owner dies, or if the Annuitant dies when an entity (such as a trust) owns the Certificate, we will treat the Designated Beneficiary as the Certificate Owner after such a death. The Designated Beneficiary will be the first person among the following who is alive on the date of death; you; Joint Certificate Owner; Primary Beneficiary; Contingent Beneficiary; and otherwise your estate. If you and Joint Certificate Owner are both alive, you will be the Designated Beneficiary together.

The Designated Beneficiary may receive a death benefit by surrendering the Account. If the decedent was you or the Annuitant (if the Certificate Owner is not a natural person) and the surrender occurs by the later of the 90th day after the death or the 60th day after we are notified of the death, the death benefit is the greatest of the following three values:

If the decedent was you or the Annuitant (if the Certificate Owner is an entity), the Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after we are notified of the death, surrender the Account for the death benefit on the date of surrender.

The death benefit is the greatest of the following three values:
(i)	The Certificate Value;

(ii)	The Certificate Withdrawal Value; or

(iii)	The Account Value; but if the Term in which death occurs relates to an Indexed Account and the Term's Floor is 0%, the Account Value is:
(a)

The Indexed Account Value at the start of the Account Year in which death occurs; except that if death occurs in the last Account Year of the Term and the Designated Beneficiary's surrender occurs after the end of that Term, the Indexed Account Value at the end of a Term is used instead;

(b) Minus the sum of any partial surrenders since the start of the Account Year in which death occurs.

Otherwise, the death benefit is the Certificate Withdrawal Value.

If the Designated Beneficiary does not surrender the Certificate, the Certificate will continue as follows:
o

If you or any Joint Certificate Owner dies and the decedent's surviving spouse is the sole Designated Beneficiary, he or she will automatically become the new Certificate Owner as of the date of death. If the Annuitant dies, the new Annuitant will be any living contingent Annuitant named in the Enrollment Form, otherwise the surviving spouse. The Certificate may remain In Force until another death occurs. Except for this paragraph, all of the "Death Provisions" will apply to that subsequent death.

o

In all other cases, the Certificate may remain In Force for up to five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers, or partial or total surrenders. If the Certificate is In Force at the end of the five-year period, we will automatically end it by paying to the Designated Beneficiary the Certificate Withdrawal Value, without deducting any surrender charge. If the Designated Beneficiary is not alive, we will pay any person(s) named in writing by the Designated Beneficiary; otherwise we will pay the Designated Beneficiary's estate.

Payment of Benefits: Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any benefit of $5,000 or more under an Annuity Option that meets the following:

o	The first payment to the Designated Beneficiary must be made no later than one year after the date of death;

o	Payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

o

Any Annuity Option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time during which the remaining payments are to be made.

You may also direct us to pay benefits to the Designated Beneficiary under an Annuity Option meeting these same requirements.

Death of Certain Non-Certificate Owner Annuitants: These provisions apply if and while the Certificate is In Force,

o	The Annuitant dies,

o	You and the Annuitant are not the same, and

o	You are a natural person.

The Certificate will continue after the Annuitant's death. The new Annuitant will be any living contingent Annuitant. If there is no living Contingent Annuitant, then you will be the new Annuitant.

(b) Qualified Certificates

Death of Annuitant: If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will control the Certificate. The Designated Beneficiary has until the later of the 90th day after the death and the 60th day after we are notified of the death to surrender the Certificate for the death benefit. The death benefit is:
o	the Certificate Value;

o	the Certificate Withdrawal Value; or

o	your Account Value; but if the Term in which death occurs relates to an Indexed Account and the Term's Floor is 0%, the Account Value is:

(a)

the Indexed Account Value at the start of the Account Year in which death occurs; except that if death occurs in the last Account Year of the Term and the Designated Beneficiary's surrender occurs after the end of that Term, the Indexed Account Value at the end of a Term is used instead;

(b) minus the sum of any partial surrenders since the start of the Account Year in which death occurs.

If a surrender is after the applicable 90 or 60 day period, the death benefit is the Certificate Withdrawal Value.

If the Designated Beneficiary does not surrender the Certificate, the Certificate may continue for the period permitted by the Internal Revenue Code. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make partial or total surrenders. If the Certificate is in effect at the end of the period, we will automatically end it then by paying to the Designated Beneficiary the Certificate Withdrawal Value. If the Designated Beneficiary is not alive, we will pay any person(s) named by the Designated Beneficiary in writing; otherwise we will pay the Designated Beneficiary's estate.

Payment of Benefits: Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any benefit or $5,000 or more under an Annuity Option that meets the following:

o	the first payment to the Designated Beneficiary must be made no later than one year after the date of death;

o	payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

o

any payment option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made.

You may also direct us to pay benefits to the Designated Beneficiary under an Annuity Option meeting these same requirements.

ANNUITY PERIOD PROVISIONS

Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, we will begin payments under the payment option(s) you have chosen. We determine the payment by applying the Annuity Value on the Income Date (less any premium taxes not previously deducted) in accordance with the option selected. The Annuity Value is the greater of:
o	the Account Value after application of any Market Value Adjustment; or

o	the Certificate Value, adjusted to reflect the ratio of the Account Value (after application of the Market Value Adjustment) to the unadjusted Account Value.

The Income Date and Form of Annuity

The Income Date, shown on the Certificate Schedule, is the later of the end of the Certificate Year in which the Annuitant's 85th birthday occurs or the end of the 10th Certificate Year.

For Allocated Certificates, you may elect, at least 30 days before the Income Date, to have the Annuity value applied on the Income Date pursuant to the Annuity Options described below. If you do not make an election, the Annuity value will be applied on the Income Date pursuant to Option 2 to provide a monthly life annuity with 10 years of payments guaranteed.

For Non-Allocated Certificates, you may request that we apply a portion of the Account Value, including any surrender charge and Market Value Adjustment, under an Annuity Option for a participant in your plan. We will issue a Certificate for such participant, who is also the Annuitant, and begin annuity payments as you direct.

You may not make a surrender after the Income Date. Other rules may apply to qualified retirement plans. (See "Qualified Plans," page 24.)

Change of Annuity Option

You may change the Annuity Option from time to time, by Written Request. We must receive the request at least 30 days before the Income Date.

Annuity Options

Option 1 - Income for a Fixed Number of Year: We will pay an annuity for a chosen number of years, not less than 5 or more than 30 years. If on the payee's death, payments under the fixed number of years have not run out, then:

(a)	we will make payments to the successor payee for the rest of the period; or

(b)	the successor payee may elect to receive the present value of the remaining payments in a lump sum, commuted at the interest rate used to create the annuity factor for this option.

Option 2 - Life Income with 10 Years Guaranteed: We will pay an annuity income during the lifetime of the payee. If on the payee's death payments have been made for less than 10 years then:
(a)	we will make payments to the successor payee for the rest of the 10 year period; or

(b)	the successor payee may elect to receive the present value of the remaining certain payments in a lump sum, commuted at the interest rate used to create the annuity factor for this option.

The amount of the annuity payments will depend on the age of the payee at the time payments begin and may depend on the payee's sex.

Option 3 - Joint and Last Survivorship Income: We will pay an annuity as long as the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons at the time annuity payments begin and may depend on each person's sex. You may receive only one annuity payment under this option if both payees die after the receipt of the first payment, or receive only two annuity payments if both payees die after receipt of the second payment, and so on.

Other Annuity Options

Other options may be arranged with the mutual consent of you and us.

Frequency and Amount of Payments

Annuity payments are paid as monthly installments. However, if the net amount available under any Annuity Option is less than $5,000, we have the right to pay such amount in a lump sum. If the payments are less than $100 per payment, we may change the frequency of the payments to result in payments of at least $100.

Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex, or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay any underpayment on the next annuity payment and deduct any overpayment, unless repaid in one sum, from future annuity payments until we are repaid in full.

INVESTMENTS BY KEYPORT

We invest our assets according to the requirements of applicable state laws regarding investments that may be made by the general accounts and separate accounts of life insurance companies. In general, these laws permit investments, subject to specified limits and certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. (See page 33 for further information on our investments).

All of our General Account assets, the assets of Separate Account C and of certain other Separate Accounts are available to fund claims under a Certificate.

In establishing the Guaranteed Interest Rates and Guaranteed Interest Rate Factors under the Certificates, we will take into account factors such as the yields available on the instruments in which the proceeds from the Certificates are invested. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors," page 14). Our obligations and the values and benefits under the Certificates, however, will not vary as a result of the returns on the instruments. Also, you, Designated Beneficiaries and payees with rights under a Certificate will not participate in the gains or losses of the investment instruments we hold in the Separate Account.

Our investment strategy will be to invest in debt securities, which we will use to match our liabilities with respect to the Terms to which the proceeds are allocated. It is in our sole discretion to invest in any type of investment that is authorized under state law. We expect to invest a substantial portion of the premiums in securities issued by the United States Government, or its agencies or instrumentalities, that may or may not be guaranteed by the United States Government. The government securities may include T-Bills, Notes, Bonds, Zero Coupon Securities and Mortgage Pass-Through Certificates such as Government National Mortgage Association backed securities (GNMA Certificates), Federal National Mortgage Association Guaranteed Pass-Through Certificates (FNMA Certificates) and Federal Home Loan Mortgage Corporation Mortgage Participation Certificates (FHLMC Certificates).

We may invest our assets in various instruments, including equity options, futures, forwards, and others based on the Index in order to hedge our obligations with respect to Indexed Accounts. We may also buy and sell interest rate swaps and caps, Treasury bond futures, and other instruments to hedge our exposure to changes in interest rates. These derivative instruments will be purchased from counterparties that conform to our policies and guidelines regarding derivative instruments. Investments in these instruments generally involve the following types of risks:

(a)	in the case of over-the-counter options and forward contracts, there is no guarantee these markets will exist for these investments when we want to close out a position;
(b)	futures exchange may impose trading limits which may inhibit our ability to close out positions in exchange-listed instruments; and
(c)	if we have an open position with a dealer that becomes insolvent, we may experience a loss.

While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Certificates, we are not obligated to invest assets, including the proceeds attributable to the Certificates, according to any particular strategy except as may be required by Rhode Island and other state insurance laws.

AMENDMENT OF CERTIFICATES

We reserve the right to amend the group contracts and Certificate to meet the requirements of any applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

ASSIGNMENT OF CERTIFICATES

You may assign a Certificate at any time, as permitted by applicable law. You must file a copy of any assignment with us. An assignment will not be binding on us until we receive a copy of it. Your rights and those of any revocably-named person will be subject to the assignment. Any Qualified Certificate may have limitations on your ability to assign the Certificate. We will not assume responsibility for the validity or effect of any assignment.

Because an assignment may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from any assignment.

DISTRIBUTION OF CONTRACTS AND CERTIFICATES

Keyport Financial Services Corp. ("KFSC") serves as the principal underwriter for the Contracts and the Certificates described in this prospectus. KFSC is our indirect wholly-owned subsidiary and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 ("Exchange Act") as a broker-dealer. KFSC is a member of the National Association of Securities Dealers, Inc. ("NASD") and is located at 125 High Street, Boston, Massachusetts 02110.

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The Certificate will be sold by insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with KFSC. We will pay a maximum commission to broker-dealers of 5.25% of the Single Premium. We may pay a reduced commission percentage applied to the Certificate Owner's Account Value at the start of each Term after the first term or at some other date(s).

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Certificates may be sold with a lower commission structure to (a) our officers, directors or employees or those of our affiliates, or (b) any Qualified Plan established for such a person. Such Certificates will have higher Participation Rates under the Indexed Account, reflecting anticipated cost savings to us from the lower commission structure.

TAX CONSIDERATIONS

Because tax laws are complicated and tax consequences vary according to the actual status of the Contract Owner or Certificate Owner involved, legal and tax advice may be needed by a person, employer, or other entity contemplating the purchase of a contract or Certificate described in this prospectus.

You should understand that any detailed description of the tax consequences regarding the purchase of a contract or Certificate cannot be made in this prospectus. Special tax rules may apply with respect to certain purchase situations not discussed herein. We do not consider any applicable state or other tax laws. For detailed information, you should always consult a competent tax adviser.

This discussion is based upon our understanding of federal income tax laws as they are currently interpreted. The United States Congress has in the past and may in the future consider legislation that, if enacted, could adversely affect the tax treatment of annuity contracts, including distributions and undistributed appreciation. There is no way to predict whether, when or in what form Congress will enact legislation affecting annuity contracts. Any such legislation could have retroactive effect regardless of the date of enactment. We are not making any representation regarding the likelihood of continuation of those current federal income tax laws, or of the current interpretations by the Internal Revenue Service.

Taxation of Keyport

We are taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended ("Code"). We own assets underlying the Certificates, and any income earned on those assets will be deemed our income.

Taxation of Annuities

Section 72 of the Code governs the taxation of annuities. You, a trust or other entity holding a Non-Qualified Certificate as an agent for an individual, are not taxed on increases in Account Value until a distribution occurs in the form of a total or partial surrender, an assignment or gift of the Certificate, or annuity payments. The provisions of Section 72 of the Code concerning distributions are briefly summarized below. A trust or other entity owning a Non-Qualified Certificate, other than as an agent for an individual, is taxed differently. Increases in Account Value are taxed yearly whether or not a distribution occurs.

(a) Surrenders, Death Benefit Payments, Assignments, and Gifts

If you fully surrender your Certificate, the portion of the payment that exceeds your cost basis in the Certificate is subject to tax. For Non-Qualified Certificates, the cost basis is generally the amount of the Single Premium, and the taxable portion of the surrender payment is subject to tax as ordinary income. For Qualified Certificates, the cost basis is generally zero, and the taxable portion of the surrender payment is generally taxed as ordinary income. A Designated Beneficiary receiving a lump sum surrender benefit after your death or the death of the Annuitant is similarly taxed on the portion of the amount that exceeds your cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. (See "Annuity Payments" below).

Partial surrenders received under Non-Qualified Certificates prior to the Income Date are first included in gross income to the extent the Account Value (plus or minus any Market Value Adjustment) exceeds the Single Premium. To the extent the Account Value (plus or minus any Market Value Adjustment) does not exceed the Single Premium, such surrenders are treated as a non-taxable return of principal to you. For partial surrenders under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Certificate, you will be treated as if you have received the amount assigned or pledged. You will be subject to taxation under the rules applicable to surrenders. If you give away the Certificate to anyone other than your spouse, you will be treated for income tax purposes as if you have fully surrendered the Certificate.

A special computational rule applies if, during any calendar year, we issue to you more than one Certificate or one or more Certificates and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is determined under Section 72(e) of the Code. All such contracts will be treated as one contract. We believe that this means the amount of any distribution under any Certificate will be includable in gross income to the extent that, at the time of distribution, the sum of the values for all the Certificates or contracts exceeds the sum of the cost bases for all the contracts. This special computational rule applies to "laddered" Certificates, which are multiple Certificates of different Terms that are purchased during one calendar year.

(b) Annuity Payments

We determine the non-taxable portion of each annuity payment with an "exclusion ratio" formula, which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments.

(c) Penalty Tax

Payments received by you, Annuitants, and Designated Beneficiaries under the Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received under the following circumstances.
o	after the taxpayer attains age 59-1/2;

o	in a series of substantially equal payments made for life or life expectancy;

o	after your death (or, where an entity owns the Certificate, after the death of the Annuitant);

o	if the taxpayer becomes totally and permanently disabled; or

o

under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided the Certificate is not issued as a result of a Section 1035 exchange and the first annuity payment begins in the first Certificate Year.

(d) Income Tax Withholding

We are required to withhold federal income taxes on taxable amounts paid under the Certificates, unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. (See "Tax-Sheltered Annuities" ("TSAs"), below, for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account ("IRA")).

(e) Section 1035 Exchanges

You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:

o	the new Certificate is subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates";

o

purchase payments made between 8/14/82 and 1/18/85 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over ten years prior to the distribution; and

o	purchase payments made before 8/14/82 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:

	(a)	the penalty tax does not apply to any distribution;

	(b)	partial surrenders are treated first as a non-taxable return of principal and then a taxable return of income; and

	(c)	assignments are not treated as surrenders subject to taxation.

Our understanding of the above is principally based on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

QUALIFIED PLANS

The Certificate may be used with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan. Therefore, we do not attempt to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and the use of the Certificate in connection therewith. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of premium payments from gross income. Such premium payments may be subject to Social Security ("FICA") taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity".

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only in the following circumstances:
o	when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code); or

o	in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the legal restrictions apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

If you request a distribution from a Certificate, we will notify you if all or part of such distribution is eligible for rollover to another TSA or to an IRA. Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate, unless you direct us in writing to transfer the amount as a direct rollover to another TSA or IRA.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These Individual Retirement Annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a Section 408(b) Individual Retirement Annuity.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

Annuity Purchases by Nonresident Aliens

The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or are resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

THE COMPANY

(a) Business

General

We are a specialty insurance company providing a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents and securities dealers. We seek to maintain our presence in the fixed annuity market while expanding our sales of variable and equity-indexed annuities. We seek to achieve a broader market presence through the use of diversified distribution channels and maintain a conservative approach to investment and liability management.

We are licensed to do business in all states except New York and are also licensed in the District of Columbia and the Virgin Islands. We are rated A (Excellent) by A.M. Best and Company ("A.M. Best"), independent analysts of the insurance industry. Standard & Poor's ("S&P") rates us AA- for very strong financial security, Moody's Investor Services ("Moody's") rates us A2 for good financial strength and Duff & Phelps rates us AA- for very high claims paying ability. The A.M. Best's A rating is in the second highest rating category, which also includes a lower rating of A-. S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. The Moody's "2" modifier means that we are in the middle of the A category. The S&P and Duff & Phelps "-" modifier signifies that we are at the lower end of the AA category. These ratings reflect the opinion of the rating company as to our relative financial strength and ability to meet contractual obligations to our policyholders.

Our wholly owned insurance subsidiaries are Independence Life and Annuity Company ("Independence Life") and Keyport Benefit Life Insurance Company ("Keyport Benefit"). Other wholly owned subsidiaries are Liberty Advisory Services Corp., an investment advisory company, and Keyport Financial Services Corp., a broker-dealer.

We are a wholly owned subsidiary of Liberty Financial Companies, Inc. ("Liberty Financial") which is a publicly traded holding company. Liberty Financial is an indirect majority owned subsidiary of Liberty Mutual Insurance Company ("Liberty"), a multi-line insurance company.

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Liberty Financial is an asset accumulation and management company providing investment management and retirement-oriented insurance products through multiple distribution channels. We issue and underwrite substantially all of Liberty Financial's retirement-oriented insurance products. Liberty Financial's investment advisor, asset management and bank distribution operating units are Liberty Funds Group LLC ("LFG"), Colonial Management Associates, Inc. ("Colonial"), Stein Roe & Farnham Incorporated ("Stein Roe"), Newport Pacific Management, Inc. ("Newport"), Crabbe Huson Group, Inc., Progress Investment Management Company, Liberty Asset Management Company, Liberty Wanger Asset Management ("Wanger"), and Independent Financial Marketing Group, Inc. ("Independent"). Colonial, Stein Roe and Newport manage certain underlying mutual funds and other invested assets of our separate accounts. Stein Roe also provides asset management services for a substantial portion of our general account. Independent, through its subsidiary, markets our products through the bank distribution channel.

On November 1, 2000, Liberty Financial, a Massachusetts corporation, our corporate parent issued a press release stating that it has retained CS First Boston to help explore strategic alternatives, including the possible sale of Liberty Financial. Liberty Financial added that, because the strategic review is now ongoing, it cannot speculate on the outcome, and there is no assurance that any transaction will be completed. We similarly cannot speculate on the outcome. Our management does not anticipate any material change in our financial condition.

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Our executive and administrative offices are located at 125 High Street, Boston Massachusetts 02110. Our home office is at 695 George Washington Highway, Lincoln, Rhode Island 02865.

B. Selected Financial Data

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The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.
As of and for the year ended December 31,	2000	1999	1998	1997	1996

Income statement data:
Investment income	$ 856,808	$ 805,216	$ 815,226	$ 847,048	$ 790,365
Interest credited	539,643	526,574	562,238	594,084	572,719
Investment spread	317,165	278,642	252,988	252,964	217,646
Net change in unrealized and
undistributed gains in private
equity limited partnerships	31,604	0	0	0	0
Fee income	79,658	60,146	42,836	36,353	33,534
Operating expenses	70,542	54,424	53,544	49,941	43,815
Income before income taxes	199,713	140,636	161,519	172,651	137,846
Net income	142,585	94,659	108,600	113,561	90,624

Balance sheet data:
Total cash and investments	$13,886,294	$13,123,851	$13,317,878	$13,505,858	$12,305,312
Total assets	19,008,014	17,495,977	15,775,231	15,342,189	13,924,557
Stockholder's equity	1,280,235	1,013,388	1,135,597	1,103,021	980,782

C. Management's Discussion and Analysis of Results of Operations and Financial Condition

1. Results of Operations

Net income was $142.6 million, $94.7 million and $108.6 million for the years ended December 31, 2000, 1999, and 1998, respectively. The increase in the year ended December 31, 2000 primarily related to the net change in unrealized and undistributed gains in private equity limited partnerships, coupled with increases in net investment spread, fee income, and decreases in net realized investment gains (losses). These increases were offset by increases in operating expenses, policy benefits, amortization of deferred policy acquisition costs and income taxes. The decrease in the year ended December 31, 1999 compared to December 31, 1998 was primarily attributable to decreases in net realized investment gains.

Income from operations (income before income taxes, net change in unrealized and undistributed gains in private equity limited partnerships, and net realized gains (losses)) was $203.9 million, $182.1 million and $160.7 million for the years ended December 31, 2000, 1999, and 1998, respectively. The increase in 2000 compared to 1999 was primarily attributable to increases in net spread and fee income offset by an increase in operating expense. The increase in 1999 compared to 1998 was primarily attributable to the increase in net investment spread.

Investment spread is the amount by which investment income earned on our investments exceeds interest credited to policyholder balances. Investment spread was $317.2 million, $278.6 million and $253.0 million for the years ended December 31, 2000, 1999 and 1998, respectively. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. The investment spread percentage was 2.26%, 1.97% and 1.78% for the years ended December 31, 2000, 1999, and 1998, respectively.

Investment income was $856.8 million, $805.2 million and $815.2 million for the years ended December 31, 2000, 1999, and 1998, respectively. The increase of $51.6 million in 2000 compared to 1999 is the result of a higher average investment yield ($62.2 million) offset by a decrease in average invested assets ($10.6 million). The average investment yield was 6.74% in 2000 compared to 6.25% in 1999. Investment income decreased in 1999 compared to 1998 as a result of a lower average investment yield offset by an increase in average invested assets. The average investment yield was 6.25% in 1999 compared to 6.36% in 1998. Net investment income included option amortization related to the Company's equity-indexed annuities of $79.7 million, $77.2 million and $70.8 million for the years ended December 31, 2000, 1999, and 1998, respectively.

Interest credited to policyholders totaled $539.6 million, $526.6 million and $562.2 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increase of $13.0 million in 2000 compared to 1999 is the result of a higher average interest credited rate ($24.1 million) offset by lower average policyholder balances ($11.1 million). Policyholder balances averaged $12.0 billion ($9.7 billion of fixed products and $2.3 billion of equity-indexed annuities) in 2000 compared to $12.3 billion ($10.1 billion of fixed products and $2.2 billion of equity-indexed annuities) in 1999. The average interest credited rate was 4.48% (5.27% on fixed products and 0.85% on equity-indexed annuities) in 2000 compared to 4.28% (5.00% on fixed products and 0.85% on equity-indexed annuities) in 1999. The Company's equity-indexed annuities credit interest to the policyholder at a "participation rate" equal to a portion (ranging for existing policies from 25% to 100%) of the change in value of the S&P 500 Index. Our equity-indexed annuities also provide a full guarantee of principal if held to term, plus interest at 0.85% annually. For each of the periods presented, the interest credited to equity-indexed policyholders related to the participation rate was offset by investment income recognized on S&P 500 Index call options and futures, resulting in an 0.85% net interest credited rate. Interest credited to policyholders decreased in 1999 compared to 1998 as a result of a lower average interest credited. Policyholder balances averaged $12.3 billion in 1999 and 1998. The average interest credited rate was 4.28% in 1999 compared to 4.58% in 1998.

Average investments (computed without giving effect to Statement of Financial Accounting Standards No. 115), including a portion of our cash and cash equivalents, were $12.7 billion and $12.9 billion for the year ended December 31, 2000 and 1999, respectively.

Net realized investment (losses) gains were $(35.8) million, $(41.5) million and $0.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. The net realized investment losses in 2000 and 1999 included losses of $16.7 million and $18.3 million, respectively, for certain fixed maturity investments where the decline in value was determined to be other than temporary.

Net change in unrealized and undistributed gains in private equity limited partnerships is accounted for on the equity method and represents primarily increases in the fair value of the underlying investments of the private equity limited partnerships for which we have ownership interests in excess of 3%. This change in unrealized and undistributed gains is recorded net of the related amortization of deferred policy acquisition costs of $58.8 million and net of the amounts realized, which are recognized in investment income, of $13.3 million for the year ended December 31, 2000. The financial information for these investments is obtained directly from the private equity limited partnerships on a periodic basis. The corresponding amounts in 1999 and 1998 were immaterial. There can be no assurance that any unrealized and undistributed gains will ultimately be realized or that we not incur losses in the future on such investments.

Surrender charges are revenues earned on the early withdrawal of fixed, equity-indexed and variable annuity policyholder balances. Surrender charges on fixed, equity-indexed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract. Total surrender charges were $24.3 million, $17.7 million and $17.5 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Total annuity withdrawals represented 16.2% 14.7% and 13.2% of the total average annuity policyholder and separate account balances during 2000, 1999 and 1998, respectively. Higher surrenders are primarily due to increased competition from other investment products and a declining interest rate environment.

Separate account income is primarily mortality and expense charges earned on variable annuity and variable life policyholder balances and net spread from institutional business. Mortality and expense charges, which are based on the market values of the assets in the separate accounts supporting the contracts, were $39.3 million, $29.1 million and $20.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. Variable product fees represented 1.40%, 1.45% and 1.44% of average variable annuity and variable life separate account balances in 2000, 1999 and 1998, respectively. Net spread from institutional contracts was $4.2 million and $4.3 million for the years ended December 31, 2000 and 1999 respectively.

Management fees are primarily investment advisory fees related to the separate account assets. The fees are based on the levels of assets under management, which are affected by product sales, redemptions and changes in the market values of the investments managed. Management fees were $11.9 million, $8.9 million and $4.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increases reflect a higher level of average separate account assets under management. Average separate account assets were $3.7 billion, $2.6 billion and $1.5 billion for the years ended December 31, 2000, 1999 and 1998, respectively.

Operating expenses primarily represent compensation, general and administrative expenses. These expenses were $70.5 million, $54.4 million and $53.5 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increases during 2000 were due to higher employee related expenses and information technology costs.

Amortization of deferred policy acquisition costs relates to the amortization of the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs included commissions, costs of policy issuance, underwriting and selling expenses.

Amortization was $116.1 million, $97.4 million, and $77.4 million for the years ended December 31, 2000, 1999 and 1998, respectively. The $18.7 million increase in amortization in 2000 compared to 1999 was primarily related to the increase in investment spread from the growth of business in force associated with fixed and equity-indexed annuities. The $20.0 increase in amortization in 1999 compared to 1998 was primarily related to the increase in investment spread from the growth of business in force associated with fixed and equity-indexed products and the increased sales of variable annuity products during 1999. Amortization expense represented 28.3%, 31.2% and 27.7% of investment spread and separate account fees for 2000, 1999, and 1998, respectively.

Income tax expense was $57.1 million, $46.0 million and $52.9 million or 28.61%, 32.69% and 32.76% of pretax income for the years ended December 31, 2000, 1999, and 1998, respectively. The decrease in the effective tax rate in 2000 compared to 1999 primarily reflects a reduction to the valuation allowance established for unrealized capital losses in the "available for sale" investment portfolio.

2. Financial Condition

Stockholder's Equity was $1.280 billion and $1.013 billion at December 31, 2000 and 1999, respectively. The $266.8 million increase in stockholder's equity consist of a $276.8 million increase in comprehensive income ($134.2 million of net unrealized investment gains combined with net income of $142.6) offset by $10.0 million in dividends paid to the parent company.

Investments (computed without giving effect to Statement of Financial Accounting Standards No. 115), including a portion of our cash and cash equivalents, were $12.6 billion and $12.8 billion at December 31, 2000 and 1999, respectively.

Our general investment policy is to hold fixed maturity investments for long-term investment and, accordingly, we do not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, we classify our entire fixed maturity portfolio as "available for sale" and carries such investments at fair value. Gross unrealized losses at December 31, 2000 and 1999 were $60.2 million and $330.3 million, respectively.

Approximately $11.6 billion, or 76.5%, of our general account and certain separate account investments at December 31, 2000, were rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the NAIC. At December 31, 2000, the carrying value of investments in below investment grade securities totaled $1.3 billion, or 8.3% of general account and certain separate account investments of $15.1 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities may be more limited than for investment grade securities.

We routinely review our portfolio of investment securities. We identify any investments that require additional monitoring on a monthly basis, and carefully review the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews, we principally consider the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports and other externally generated information concerning the creditor's affairs. In the case of publicly traded investments, management also considers market value quotations, if available. As of December 31, 2000 and 1999, the carrying value of fixed maturity investments that were non-income producing was $24.4 million and $22.6 million, respectively, which constitutes 0.16% of general account and certain separate account investments.

3. Quantitative and Qualitative Disclosures About Market Risk

Market-Sensitive Instruments and Risk Management

Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. Our primary market risk exposures are to changes in interest rates and equity prices.

The active management of market risk is integral to our operations. We may use the following approaches to manage our exposure to market risk within defined tolerance ranges: rebalance our existing asset or liability portfolios, change the character of future investment purchases, or use derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased.

Corporate Oversight

We generate substantial investable funds from our annuity operations. We believe that our fixed and indexed policyholder balances should be backed by investments, principally comprised of fixed maturities, which generate predictable rates of return. We do not have a specific target rate of return. Instead, our rates of return vary over time depending on the current interest rates, the slope of the yield curve and the excess at which fixed maturities are priced over the yield curve. Our portfolio strategy is designed to achieve acceptable risk-adjusted returns by effectively managing portfolio liquidity and credit quality.

We administer and oversee the investment risk management processes primarily through our Investment Committee, our Board of Directors, and the Board of Directors of Liberty Financial. The Investment Committee and Board of Directors provide executive oversight of investment activities. The Investment Committee is a senior management committee consisting of the Chief Investment Officer, Chief Financial Officer, President, Chief Operating Officer and members of senior management of Liberty Financial. The Investment Committee meets monthly to provide detailed oversight of investment risk, including market risk.

We have investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. In addition, we have specific investment policies that delineate the investment limits and strategies that are appropriate given our liquidity, surplus, product and regulatory requirements.

We monitor and manage our exposure to market risk through asset allocation limits, duration limits, and stress tests. Asset allocation limits place restrictions on the aggregate fair value which may be invested within an asset class. Duration limits on the aggregate investment portfolio, and, as appropriate, on individual components of the portfolio, place restrictions on the amount of interest rate risk that may be taken. Stress tests measure downside risk to fair value and earnings over longer time intervals and for adverse market scenarios.

The day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by asset allocation, duration and other limits, including but not limited to credit and liquidity.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. This risk arises from our primary activities, as we invest substantial funds in interest-sensitive assets and also have interest-sensitive liabilities. Our asset/liability management emphasizes a conservative approach, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets.

We manage the interest rate risk inherent in our assets relative to the interest rate risk inherent in our liabilities. One of the measures we use to quantify this exposure is effective duration. Effective duration is a common measure for the price sensitivity of assets and liabilities to changes in interest rates. It measures the approximate percentage change in the fair value of assets and liabilities when interest rates change by 100 basis points. This measure includes the impact of estimated changes in portfolio cash flows from features such as prepayments and bond calls. The effective duration of assets and related liabilities are produced using standard financial valuation techniques. At December 31, 2000 and 1999, the estimated difference between our asset and liability duration was approximately 0.8 and 1.8, respectively. This positive duration gap indicates that the fair value of our assets is somewhat more sensitive to interest rate movements than the fair value of our liabilities.

We seek to invest premiums and deposits to create future cash flows that will fund future benefits, claims, and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. In order to achieve this objective and limit our exposure to interest rate risk, we adhere to a philosophy of managing the effective duration of assets and related liabilities. We use interest rate swaps, futures and caps to reduce the interest rate risk resulting from effective duration mismatches between assets and liabilities. To the extent that actual results differ from the assumptions utilized, our effective duration could be significantly impacted. Important assumptions include the timing of cash flows on mortgage-related assets and liabilities subject to policyholder surrenders. Additionally, our calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

Our potential exposure due to a 10% increase in prevailing interest rates from December 31, 2000 and 1999 levels was a loss of $79.2 million and $146.3 million, respectively, in fair value of our fixed-rate assets that were not offset by a decrease in the fair value of our fixed-rate liabilities. The decrease in potential exposure is primarily due to higher prevailing market interest rates and the decrease in positive duration gap. We expect that our exposure to loss as interest rate changes occur will be minimized and that actual losses will be less than the estimated potential loss due to the combination of asset/liability management strategies and flexibility in adjusting crediting rate levels.

Equity Price Risk

Equity price risk is the risk that we will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2000 and 1999, we had approximately $76.4 million and $37.9 million, respectively, in common stocks and $337.7 million and $701.1 million, respectively, in call options.

At December 31, 2000 and 1999, we had $2.3 billion and $2.2 billion, respectively, in equity-indexed annuity liabilities that provide customers with contractually guaranteed participation in price appreciation of the Standard & Poor's 500 Composite Price Index ("S&P 500 Index"). We purchase equity-indexed options and futures to hedge the risk associated with the price appreciation component of equity-indexed annuity liabilities.

We manage the equity risk inherent in our assets relative to the equity risk inherent in our liabilities by conducting detailed computer simulations that model our S&P 500 Index derivatives and our equity-indexed annuity liabilities under stress-test scenarios in which both the index level and the index option implied volatility are varied through a wide range. Implied volatility is a value derived from standard option valuation models representing an implicit forecast of the standard deviation of the returns on the underlying asset over the life of the option or future. The fair values of S&P 500 Index linked securities, derivatives, and annuities are produced using standard derivative valuation techniques. The derivative portfolios are constructed to maintain acceptable interest margins under a variety of possible future S&P 500 Index levels and option or future cost environments. In order to achieve this objective and limit our exposure to equity price risk, we measure and manage these exposures using methods based on the fair value of assets and the price appreciation component of related liabilities. We use derivatives, including futures, options and total return swaps to modify our net exposure to fluctuations in the S&P 500 Index.

Based upon the information and assumptions we use in our stress-test scenarios at December 31, 2000 and 1999, management estimates that if the S&P 500 Index increases by 10%, the net fair value of our assets and liabilities described above would increase (decrease) by approximately $(5.7) million and $1.5 million, respectively. If the S&P 500 Index decreases by 10%, management estimates that the net fair value of our assets and liabilities will decrease by approximately $7.2 million and $0.2 million, respectively. If option implied volatilities increase by 100 basis points, management estimates that the net fair value of its assets and liabilities will decrease by approximately $1.4 million and $5.2 million, respectively.

The simulations do not consider the effects of other changes in market conditions that could accompany changes in the equity option and futures markets including the effects of changes in implied dividend yields, interest rates, and equity-indexed annuity policy surrenders.

4. Derivatives

As a component of our investment strategy and to reduce our exposure to interest rate risk, we utilize interest rate and total return swap agreements and interest rate cap agreements to match assets more closely to liabilities. Interest rate swap agreements are agreements to exchange with counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. We currently utilize interest rate swap agreements to reduce asset duration and to better match interest earned on longer-term fixed-rate assets with interest credited to policyholders. A total return swap agreement is an agreement to exchange payments based upon an underlying notional balance and changes in variable rate and total return indices. We utilize total return swap agreements to hedge our obligations related to certain separate account liabilities. We had 69 and 67 outstanding swap agreements with an aggregate notional principal amount of $3.8 billion and $3.4 billion as of December 31, 2000 and 1999, respectively.

Cap agreements are agreements with a counterparty that require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising interest rates. We had interest rate cap agreements with an aggregate notional amount of $50.0 million at December 31, 1999. We had no outstanding interest rate cap agreements as of December 31, 2000.

With respect to our equity-indexed annuities and certain separate account liabilities, we buy call options, futures and certain total return swap agreements on the S&P 500 Index to hedge our obligations to provide returns based upon this index. We had total return swap agreements with a carrying value of $23.9 million and $37.8 million as of December 31, 2000 and 1999, respectively.

There are risks associated with some of the techniques we use to match our assets and liabilities. The primary risk associated with swap, cap and call option agreements is counterparty nonperformance. We believe that the counterparties to our swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Future contracts trade on organized exchanges and, therefore, have minimal credit risk. In addition, swap and cap agreements have interest rate risk and call options, futures and certain total return swap agreements have stock market risk. These swap and cap agreements hedge fixed-rate assets and we expect that any interest rate movements that adversely affect the market value of swap agreements would be offset by changes in the market values of such fixed-rate assets. However, there can be no assurance that these hedges will be effective in offsetting the potential adverse effects of changes in interest rates. Similarly, the call options, futures and certain total return swap agreements hedge our obligations to provide returns on equity-indexed annuities and certain separate account liabilities based upon the S&P 500 Index, and we believe that any stock market movements that adversely affect the market value of S&P 500 Index call options, futures and certain total return swap agreements would be substantially offset by a reduction in policyholder and certain separate account liabilities. However, there can be no assurance that these hedges will be effective in offsetting the potentially adverse effects of changes in S&P 500 Index levels. Our profitability could be adversely affected if the value of our swap and cap agreements increase less than (or decrease more than) the change in the market value of our fixed rate assets and/or if the value of its S&P Index 500 call options, futures and certain total return swap agreements increase less than (or decrease more than) the value of the guarantees made to equity-indexed and certain separate account policyholders.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This statement amended SFAS No. 133 to defer its effective date one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" - an amendment of SFAS No. 133. This statement makes certain changes in the hedging provisions of SFAS No. 133 and is effective concurrent with SFAS No. 133 (collectively hereafter referred to as the "Statement"). The Statement will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Upon adoption, we will be required to record a cumulative effect adjustment to reflect this accounting change.

We estimate that the cumulative effect, reported after tax and net of related effects of deferred policy acquisition costs, upon adoption at January 1, 2001 will decrease net income and stockholder's equity by approximately $55.0 million. The adoption of the Statement may increase volatility in reported income due to the requirement to mark all derivatives to fair value and the definition of an effective hedging relationship under the Statement as opposed to certain hedges we believe are effective economic hedges. We believe that we will continue to utilize our current risk management philosophy, which includes the use of derivative instruments.

5. Liquidity and Capital Resources

Our liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances. We use cash for the payment of annuity and life insurance benefits, operating expenses, policy acquisition costs, and investment purchases. We generate cash from annuity premiums, deposits, net investment income, and from maturities and sales of our investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet our cash requirements. We monitor cash and cash equivalents in an effort to maintain sufficient liquidity and have strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of our obligations, we have invested a substantial amount of our general account assets in readily marketable securities. At December 31, 2000, $11.0 billion, or 79.2%, of our general account investments are considered readily marketable.

To the extent that unanticipated surrenders cause us to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on us. Although no assurance can be given, we believe that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market. In addition, our fixed-rate products incorporate surrender charges to encourage persistency and make the cost of our policyholder balances more predictable. Approximately 75% of our fixed annuity policyholder balances were subject to surrender charges or restrictions at December 31, 2000.

Current Rhode Island insurance law permits us to pay dividends or distributions to Liberty Financial, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. We paid $10.0 million, $30.0 million and $20.0 million in dividends to Liberty Financial in 2000, 1999 and 1998, respectively. We had not previously paid any dividends since our acquisition in 1988. At December 31, 2000, the amount of additional dividends that we could pay without such approval was $51.3 million.

Based upon our historical cash flow, our current financial condition and our expectation that there will not be a material adverse change in the results of our operations and our subsidiaries during the next twelve months, we believe that cash flow provided by operating activities over this period will provide sufficient liquidity for us to meet our liquidity needs.

6. Strategic Review

On November 1, 2000, our parent company announced that it has retained an investment banking firm to review its strategic alternatives, including our possible sale. To help retain our employees during the strategic review, we implemented a special compensation plan that provides cash retention bonuses to substantially all employees. We recorded a $2.0 million expense in 2000 relating to this plan. The retention bonuses are generally based on employees' base salary and/or target incentive compensation amounts, except for sales personnel where retention bonuses are based on sales. The estimated maximum cost of the retention bonuses, assuming all covered employees remain with us, is approximately $28.0 million with fifty percent payable on November 1, 2001 and the remainder payable on April 1, 2002. In the event of a change of our control that occurs prior to November 1, 2001, the payments would be accelerated and the retention bonus amount would be reduced, subject to a minimum. The estimated minimum retention bonus is approximately $17.0 million and would be recognized if a change of control occurs as of May 14, 2001. The amount of the retention bonus increases from the minimum on May 14, 2001 to the maximum on October 31, 2001. In calculating the 2000 expense of $2.0 million, a turnover rate of 15% was assumed.

7. Forward-Looking Statements

We desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Investors are cautioned that all statements, trend analyses and other information contained in this report or in any of our filings under Section 13 or 15 (d) of the Securities Exchange Act of 1934 (the "Exchange Act"), relative to the markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions, constitute forward-looking statements under the Reform Act. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (1) general economic conditions and market factors, such as prevailing interest rate levels, stock market performance and fluctuations in the market for retirement-oriented savings products, which may adversely affect our ability to sell our products and services and the market value of our investments and assets under management and, therefore, the portion of our revenues that are based on a percentage of assets under management; (2) our ability to manage effectively our investment spread (i.e. the amount by which investment income exceeds interest credited to annuity and life insurance policyholders) as a result of changes in interest rates and crediting rates to policyholders, market conditions and other factors (our results of operations and financial condition are significantly dependent on our ability to manage effectively our investment spread); (3) levels of surrenders and withdrawals of our retirement-oriented insurance products; (4) our ability to manage effectively certain risks with respect to our investment portfolio, including risks relating to holding below investment grade securities and the ability to dispose of illiquid and/or restricted securities at desired times and prices, and the ability to manage and hedge against interest rate changes through asset/liability management techniques; (5) competition in the sale of our products and services, including our ability to establish and maintain relationships with distributors of our products; (6) changes in our financial ratings or those of our competitors; (7) our ability to attract and retain key employees, including senior officers, investment managers and sales executives; (8) the impact of and our compliance with existing and future regulation, including restrictions on the ability to pay dividends and any of our obligations under any guaranty fund assessment laws; (9) changes in applicable tax laws which may affect the relative tax advantages and attractiveness of some of our products; (10) the result of any litigation or legal proceedings involving us; (11) changes in generally accepted accounting principles and the impact of accounting principles and pronouncements on our financial condition and results of operations; (12) the other risk factors or uncertainties contained from time to time in any document incorporated by reference in this report or otherwise filed by us under the Exchange Act. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements and no assurances can be given that the estimates and expectations reflected in such statements will be achieved.

D. General Account Investments

Premium deposits on fixed and indexed annuities are credited to our general account and certain separate account investments (which at December 31, 2000 totaled $15.1 billion). Total general account and certain separate account investments include cash and cash equivalents. To maintain our investment spread at acceptable levels, we must earn returns on its general account sufficiently in excess of the fixed or indexed returns credited to policyholders. The key element of this investment process is asset/liability management. Successful asset/liability management requires both a quantitative assessment of overall policy liabilities (including maturities, surrenders and crediting of interest) and prudent investment of general and certain separate account assets. The two most important tools in managing policy liabilities are setting crediting rates and establishing surrender periods. The investment process requires portfolio techniques that earn acceptable yields while effectively managing both interest rate risk and credit risk. We emphasize a conservative approach to asset/liability management, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets. The approach is also designed to reduce earnings volatility. Various factors can impact our investment spread, including changes in interest rates and other factors affecting our general account and certain separate account investments.

The bulk of our general account and certain separate account investments are invested in fixed maturity securities (76.4% at December 31, 2000). Our principal strategy for managing interest rate risk is to closely match the duration of our general account investment portfolio to its policyholder balances. We also employ hedging strategies to manage this risk, including interest rate swaps and caps. In the case of equity-indexed products, we purchase S&P 500 Index call options and futures to hedge its obligations to provide participation rate returns. Credit risk is managed by careful credit analysis and monitoring. A portion of the general account and certain separate account investments (8.3% at December 31, 2000) are invested in below investment grade fixed maturity securities to enhance overall portfolio yield. Below investment grade securities pose greater risks than investment grade securities. We actively manage our below investment grade portfolio to optimize our risk/return profile. At December 31, 2000, the carrying value of fixed maturity investments that were non-income producing was $24.4 million, which constituted 0.2% of our general account and certain separate account investments.

As of December 31, 2000, we owned approximately $3.3 billion of mortgage-backed securities (21.8% of its general and certain separate account investments), 98.8% of which were investment grade. Mortgage-backed securities are subject to prepayment and extension risks, since the underlying mortgages may be repaid more or less rapidly than scheduled.

As of December 31, 2000, approximately $3.3 billion (21.8% of our general and certain separate account investments) were invested in securities that were sold without registration under the Securities Act and were not freely tradable under the Securities Act or which were otherwise illiquid. These securities may be resold pursuant to an exemption from registration under the Securities Act. If we sought to sell such securities, we might be unable to do so at the then current carrying values and might have to dispose of such securities over extended periods of time at uncertain levels.

E. Marketing and Distribution

Our sales strategy is to use multiple distribution channels to achieve broader market presence. During 2000, the bank channel represented approximately 50.1% of our annuity sales, and the brokerage channel represented approximately 12.5%. The sale of insurance and investment products through the bank distribution channel is highly regulated. Sales through other distributors of insurance products, such as financial planners, insurance agents and an institutional channel represented approximately 37.4% of total annuity sales.

The following table presents sales information in our distribution channels for the periods indicated (in millions).

	Sales of Fixed and Indexed Annuities			Sales of Variable Annuities
	Year Ended December 31,			Year Ended December 31,
	2000	1999	1998	2000	1999	1998
Bank channel:
Independent	$374.0	$56.2	$71.3	$215.0	$285.5	$223.7
Third party bank marketers	726.9	457.2	294.4	74.3	35.6	45.8

Other channels:
Broker-dealers	186.5	56.0	69.8	160.6	252.1	126.0
Other distributors (1)	773.9	555.0	547.5	266.8	292.8	111.8

(1) Includes institutional annuities.

F. Regulation

Our business activities are extensively regulated. The following briefly summarizes the principal regulatory requirements and certain related matters.

Our retirement-oriented insurance products generally are issued to individuals. The policy is a contract between the issuing insurance company and the policyholder. State law regulates policy forms, including all principal contract terms. In most cases, the policy form must be approved by the insurance department or similar agency of a state in order for the policy to be sold in that state.

We are chartered in Rhode Island and the State of Rhode Island Insurance Department is our primary oversight regulator. We also must be licensed by the state insurance regulators in each other jurisdiction in which we conduct business. We are currently licensed to conduct business in 49 states (the exception being New York), and in the District of Columbia and the Virgin Islands. State insurance laws generally provide regulators with broad powers related to issuing licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type and amount of investments permitted, limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval, and other related matters. The regulators also make periodic examinations of individual companies and review annual and other reports on the financial conditions of all companies operating within their respective jurisdictions.

We prepare our statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Rhode Island. State laws prescribe certain statutory accounting practices. Permitted statutory accounting practices encompass all accounting practices that are not proscribed; such practices may differ between the states and companies within a state. In 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that we use to prepare our statutory-based financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of Rhode Island must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. The State of Rhode Island has adopted Codification. The adoption of Codification on our statutory-basis financial statements in Rhode Island will reduce statutory surplus at January 1, 2001 by $20 million.

Risk-Based Capital Requirements. In recent years, various states have adopted new quantitative standards promulgated by the NAIC. These standards are designed to reduce the risk of insurance company insolvencies, in part by providing an early warning of financial or other difficulties. These standards include the NAIC's risk-based capital ("RBC") requirements. RBC requirements attempt to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The requirements provide for four different levels of regulatory attention which implement increasing levels of regulatory control (ranging from development of an action plan to mandatory receivership). As of December 31, 2000, our capital and surplus exceeded the level at which the least severe of these regulatory attention levels would be triggered.

Guaranty Fund Assessments. Under the insurance guaranty fund laws existing in each state, insurers can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Because assessments typically are not made for several years after an insurer fails, we cannot accurately determine the precise amount or timing of its exposure to known insurance company insolvencies at this time. For certain information regarding our historical and estimated future assessments, see Note 11 to our Consolidated Financial Statements. The insolvency of large life insurance companies in future years could result in material assessments to us by state guaranty funds. No assurance can be given that such assessments would not have a material adverse effect on us.

Insurance Holding Company Regulation. Current Rhode Island insurance law permits us to pay dividends or distributions to Liberty Financial, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. We paid $10.0 million and $30.0 million in dividends to Liberty Financial during 2000 and 1999, respectively. As of December 31, 2000, the amount of additional dividends that we could pay without such approval was $51.3 million. In addition, no person or group may acquire, directly or indirectly, 10% or more of our voting stock or voting power unless such person has provided certain required information to the Rhode Island Department of Business Regulation and such acquisition is approved by the Department.

General Regulation at Federal Level and Certain Related Matters.

Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures that may significantly affect the insurance business include limitations on antitrust immunity, minimum solvency requirements and the removal of barriers restricting banks from engaging in the insurance business. In particular, several proposals to repeal or modify the Bank Holding Company Act of 1956 (which prohibits banks from being affiliated with insurance companies) have been made by members of Congress. Moreover, the United States Supreme Court held in 1995 in NationsBank of North Carolina v. Variable Annuity Life Insurance Company that annuities are not insurance for purposes of the National Bank Act. In addition, the Supreme Court also held in 1995 in Barnett Bank of Marion City v. Nelson that state laws prohibiting national banks from selling insurance in small town locations are preempted by federal law. The Office of the Comptroller of the Currency adopted a ruling in November 1996 that permits national banks, under certain circumstances, to expand into other financial services, thereby increasing competition for us. At present, the extent to which banks can sell insurance and annuities without regulation by state insurance departments is being litigated in various courts in the United States. Although the effect of these recent developments on us and our competitors is uncertain, there can be no assurance that such developments would not have a material adverse effect on us.

On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 was signed into law. The major provisions of this new law became effective on November 13, 2000. While the Gramm-Leach-Bliley Act eliminates legal barriers to affiliates among banks, insurance companies and other financial services companies and therefore effectively repeals the Glass-Steagall Act of 1933 (which restricted banks from engaging in securities-related businesses), the effect on us and our competitors is uncertain.

G. Competition

Our business activities are conducted in extremely competitive markets. We compete with a large number of life insurance companies, some of which are larger and more highly capitalized and have higher ratings than we do. No one company dominates the industry. In addition, our products compete with alternative investment vehicles available through financial institutions, brokerage firms and investment managers. Management believes that we compete principally with respect to product features, pricing, ratings and service; management also believes that we can continue to compete successfully in this market by offering innovative products and superior services. In addition, financial institutions and broker-dealers focus on the insurer's ratings for financial strength or claims-paying ability in determining whether to market the insurer's annuities.

H. Employees

As of December 31, 2000, we had 384 full-time employees. We provide our employees with a broad range of employee benefit programs. We believe that our relations with our employees are excellent.

COMPANY MANAGEMENT

The following are our principal officers and directors:

	Position with	Other Business, Vocation
	Keyport	or Employment for Past
Name, Age	Year of Election	Five Years

Frederick Lippitt, 84	Director, 1/31/62, and Assistant Secretary, 4/9/69	Chairman of The Providence Plan, Providence, RI

Robert C. Nyman, 65	Director, 4/11/96	Formerly President and Chairman of Nyman Manufacturing Co., East Providence, RI

Philip K. Polkinghorn, 43	Director and President, 5/8/99

Director and President of Keyport Benefit Life Insurance Company, 5/10/99; Director, 6/7/99, and President, 6/8/99, of LASC; Director, 5/5/99, and President, 5/10/99, of Independence Life and Annuity Company; formerly Senior Vice President and Chief Marketing Officer American General Life, 12/96; formerly Senior Vice President Products of First Colony Life Insurance Company, 3/96; formerly Chief Marketing Officer of Allmerica Insurance Company, 3/93

Paul H. LeFevre, Jr., 58	Chief Operating Officer, 5/8/99

Formerly Acting President, 10/22/98, Executive Vice President, 4/10/97, Senior Vice President and Chief Financial Officer, 4/5/90, of the Company; Director, 1/30/98, and Chief Operating Officer, 5/11/99, of Keyport Benefit Life Insurance Company; formerly Acting President, 12/4/98, and Executive Vice President, 2/6/98, of Keyport Benefit Life Insurance Company; formerly Director, 1/8/93, Executive Vice President, 7/22/97, Senior Vice President and Chief Financial Officer, 1/8/93, of LASC; Director, 10/1/93, and Chief Operating Officer, 5/10/99, of Independence Life and Annuity Company; formerly Acting President, 12/31/98, Executive Vice President, 7/28/97, Senior Vice President and Chief Financial Officer, 10/1/93, of Independence Life and Annuity Company

Bernard R. Beckerlegge, 54	Senior Vice President and General Counsel, 9/1/95

Director, 1/30/98, and Senior Vice President and General Counsel, 2/6/98, of Keyport Benefit Life Insurance Company; formerly Senior Vice President and General Counsel of LASC, 7/22/97; Senior Vice President and General Counsel of Independence Life and Annuity Company, 10/9/95; formerly General Counsel for B.T. Variable Insurance Co., 8/1/88

William Hayward, 45	Senior Vice President, 8/13/99	Senior Vice President of Keyport Benefit Life Insurance Company, 9/10/99; formerly Vice President and Managing Director - Administration/Information Systems of Allmerica Financial Corporation, 1/94

Bernhard M. Koch, 46	Senior Vice President and Chief Financial Officer, 8/7/97

Senior Vice President and Chief Financial Officer, 2/6/98, of Keyport Benefit Life Insurance Company; formerly Director of Keyport Benefit Life Insurance Company, 1/30/98; formerly Senior Vice President and Chief Financial Officer of LASC, 7/22/97; Senior Vice President and Chief Financial Officer of Independence Life and Annuity Company, 7/28/97; formerly Executive Vice President and Chief Financial Officer of Life Partners Group, 12/1/95; formerly Senior Vice President and Chief Financial Officer of Laurentian Capital Corp., 6/1/88

Stewart R. Morrison, 44	Senior Vice President, 4/10/97, and Chief Investment Officer, 5/16/94

Formerly Vice President, Investments of the Company; Director, 12/4/98, and Senior Vice President and Chief Investment Officer, 2/6/98, of Keyport Benefit Life Insurance Company; Director, 12/30/98, and Senior Vice President and Chief Investment Officer of LASC, 7/22/97; formerly Vice President, Investments of LASC, 1/8/93; Senior Vice President and Chief Investment Officer of Independence Life and Annuity Company, 7/28/97; formerly Vice President, Investments of Independence Life and Annuity Company, 10/1/93

James P. Greaton, 43	Vice President and Corporate Actuary, 6/12/96

Vice President and Corporate Actuary of Keyport Benefit Life Insurance Company, 2/6/98; Vice President and Corporate Actuary of Independence Life and Annuity Company, 12/31/96; formerly Valuation Actuary, Providian Capital Management, 5/94

Jeffrey J. Lobo, 39	Vice President--Risk Management, 6/12/96

Formerly Assistant Vice President - Director of Quantitative Research for the Company; Vice President - Risk Management of Keyport Benefit Life Insurance Company, 2/6/98; formerly Vice President of Credit Suisse Financial Products, 11/94

Jeffery J. Whitehead, 44	Vice President, 11/5/92, and Treasurer, 5/4/95

Formerly Controller of the Company; Vice President and Treasurer of Keyport Benefit Life Insurance Company, 2/6/98; Vice President and Treasurer of LASC, 5/19/95; Vice President and Treasurer of Independence Life and Annuity Company, 5/19/95

EXECUTIVE COMPENSATION TABLES AND INFORMATION

The tables that appear below, along with the accompanying text and footnotes, provide information on compensation and benefits for the named executive officers, in accordance with applicable SEC requirements. All the data regarding values for stock options pertain to options to purchase shares of our parent corporation, Liberty Financial Companies, Inc. ("Liberty Financial"). Such data are hypothetical in terms of the amounts that an individual may or may not receive, because such amounts are contingent on continued employment with us and the price of Liberty Financial's Common Stock ("Common Stock"). All year-end values shown in these tables for outstanding stock options reflect a price of $44.5625 per share, which was the closing price of the Common Stock on the New York Stock Exchange on December 29, 2000 (the last trading day of 2000). None of the named executive officers received any perquisites during 2000 exceeding the lesser of $50,000 or 10% of such officer's total salary and bonus for such year.

Summary Compensation Table. The following table sets forth compensation information for the past three fiscal years for each of our chief executive officer and the other four most highly compensated executive officers:

Summary Compensation Table
Long-Term
Annual Compensation	Compensation
				Restricted	Securities	All Other
Name and Principal		Base Salary	Bonus	Stock	Underlying	Compensation
Position During 2000	Year	($)	($)1	Awards2($)	Options (#)	($)3

Philip K. Polkinghorn (4)	2000	435,000	501,000	105,415	25,000	26,052
President	1999	279,960	350,000	377,188	50,000	553,429

Paul H. LeFevre, Jr.	2000	354,600	300,000	118,592	15,000	30,069
Chief Operating	1999	341,000	363,000	112,988	18,000	24,434
Officer	1998	328,000	338,300	210,813	9,000	41,422

Francis E. Reinhart (5)	2000	243,800	--	26,358	5,000	333,216
Senior Vice President	1999	268,000	123,500	--	11,000	12,773
& Chief	1998	258,000	112,000	--	6,500	25,490
Information Officer

Stewart R. Morrison	2000	285,000	212,000	118,592	12,000	19,653
Senior Vice President &	1999	255,000	200,000	90,881	9,000	15,432
Chief Investment Officer	1998	240,000	145,000	63,219	5,000	25,808

Bernhard M. Koch	2000	275,600	165,000	65,885	9,000	9,720
Senior Vice President &	1999	265,000	139,100	44,213	7,000	8,340
Chief Financial Officer	1998	258,000	123,000	55,781	5,000	64,027

____________________________________________

1  The bonus payments are reported with respect to the year in which the bonus was earned.

2  Calculated by multiplying the closing price of Liberty Financial's Common Stock on the New York Stock Exchange on the date of grant ($26.3538 on May 9, 2000;$23.1875 on May 5, 1999 and $24.5625 on May 11, 1999; $37.1875 on May 11, 1998 and $24.3125 on October 23, 1998; $28.50 on May 13, 1997) by the number of shares awarded. The number of shares and value of restricted stock held by the named executive officers as of December 29, 2000 (based on the New York Stock Exchange closing price of $44.5620 for Liberty Financial's Common Stock at fiscal year end) is as follows: Mr. Polkinghorn: 20,000 shares, $891,240; Mr. LeFevre: 19,500 shares, $868,959; Mr. Morrison: 11,400 shares, $508,007; Mr. Koch: 5,800 shares, $258,460; and Mr. Reinhart 1,000 shares, $44,562. The restricted stock granted in May 1998 (Mr. LeFevre 2,400 shares; Mr. Morrison 1,700 shares and Mr. Koch 1,500 shares) will vest on May 12, 2004 or any time after May 11, 2000 if for a 10 consecutive trading day period the closing price of Liberty Financial common stock exceeds $54.45. The restricted stock granted in October 1998 (Mr. LeFevre 5,000 shares) will vest on October 23, 2004 or any time after October 22, 2000 if for a 10 consecutive trading day period the closing price of Liberty Financial common stock exceeds $35.60. The stock granted to Mr. Polkinghorn on May 5, 1999 (11,500 shares) will vest on May 5, 2005 or any time after May 4, 2001 if for a 10 consecutive trading day period the closing price of Liberty Financial Common Stock exceeds $33.95. The restricted stock granted on May 11, 1999 (Mr. LeFevre 4,600 shares, Mr. Morrison 3,700 shares, and Mr. Koch 1,800 shares) will vest on May 11, 2005 or any time after May 10, 2001 if for a 10 consecutive day trading period the closing price of Liberty Financial Company Common Stock exceeds $35.96. The restricted stock granted on May 9, 2000 (Mr. Polkinghorn 4,000 shares, Mr. LeFevre 4,500 shares, Mr. Morrison 4,500 shares, and Mr. Koch 2,500 shares) will vest on May 9, 2006 or any time after May 8, 2002 if for a 10 consecutive trading day period the closing price of Liberty Financial common stock exceeds $26.35. Holders of restricted stock are entitled to vote their restricted shares and retain all dividends which may be paid with respect to such shares. In general, in the event of termination of employment, restricted shares are forfeited by the holders and revert to Liberty Financial. The closing price of the Liberty Financial's Common Stock on the New York Stock Exchange on March 16, 2001 was $44.25.

3  Consists of (a) contributions under defined contribution plans for the benefit of the named executive officers, individually as follows: Mr. Polkinghorn, $26,052 in 2000, $12,458 in 1999; Mr. LeFevre, $30,069 in 2000, $24,434 in 1999, and $41,422 in 1998; Mr. Reinhart, $333,216 in 2000, $12,773 in 1999, and $25,490 in 1998; Mr. Morrison, $19,653 in 2000, $15,432 in 1999, and $25,808 in 1998; and Mr. Koch, $9,720 in 2000, $8,640 in 1999, and $7,650 in 1998; (b) for Mr. Polkinghorn, a signing bonus of $500,000 and a relocation reimbursement of $40,971 in 1999; and (c) in the case of Mr. Koch, a relocation reimbursement of $56,377 in 1998.

4  Mr. Polkinghorn became President on May 5, 1999.

5  Mr. Reinhart's all other compensation includes payments into the supplementary retirement plan. Mr. Reinhart retired on October 1, 2000.

Option Grant Table. The following table sets forth certain information regarding options to purchase Common Stock granted during 2000 by Liberty Financial to the executive officers named in the above summary compensation table.

Option Grants in Last Fiscal Year
					Potential Realizable
Number of		Percent of			Value at Assumed
Securities		Total Options			Annual Rates of Stock
Underlying		Granted to	Exercise		Price Appreciation of
Options		Employees in	Price Per	Expiration	Option Term ($)1
Name	Granted (#)	2000	Share ($)	on Date1	5%	10%

Philip K. Polkinghorn	25,000	3.18%	18.0000	5/08/10	283,003	717,184

Paul H. LeFevre, Jr.	15,000	1.91%	18.0000	5/08/10	169,802	430,310

Francis E. Reinhart	5,000	0.64%	18.0000	5/08/10	56,601	143,437

Stewart R. Morrison	12,000	1.53%	18.0000	5/08/10	135,841	344,248

Bernhard M. Koch	9,000	0.74%	18.0000	5/08/10	101,881	258,186

1 Amounts represent hypothetical gains that could be achieved for the respective options if such options are not exercised until the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% in accordance with applicable SEC regulations, compounded annually from the dates the options were granted until their expiration dates and, therefore, are not intended to forecast possible future appreciation in the Common Stock. This table does not take into account changes in the price of the Common Stock after the date of grant.

Option Exercises and Year-End Values Table. The following table sets forth certain information regarding (i) the 2000 exercises of stock options and (ii) the stock options held as of December 31, 2000 by the executive officers named in the above summary compensation table.

Aggregate Option Exercises in Last Fiscal Year and Aggregate Option Values at Fiscal Year-End

			Number of		Value of
			Securities		Unexercised
	Shares		Underlying		In-the-Money
	Acquired		Unexercised		Options at
	Upon	Value	Options at		Year-End
	Exercise	Realized	Year-End (#)		($) (1)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Phillip K. Polkinghorn	--	---	12,500	62,500	257,041	1,435,172

Paul H. LeFevre, Jr.	9,837	165,704	43,535	35,268	958,641	738,097

Francis E. Reinhart	---	---	57,126	---	1,313,425	---

Stewart R. Morrison	---	---	18,439	22,749	357,514	496,934

Bernhard M. Koch	----	---	11,562	19,188	111,428	381,824

(1) The value of unexercised in-the-money options is calculated by multiplying the number of underlying shares by the difference between the closing price of the Liberty Financial Common Stock on the New York Stock Exchange at the end of 2000 ($44.562) and the option exercise price of those shares. These values have not been realized. The closing price of the Liberty Financial Common Stock on the New York Stock Exchange on March 16, 2001 was $44.25.

Certain Additional Information Regarding Executive Officer Compensation

Defined Benefit Retirement Programs. Each of the executive officers in the above summary compensation table participates in Liberty Financial's Pension Plan and Keyport's Supplemental Pension Plan (collectively, the "Pension Plans"). The following table shows the estimated annual pension benefits payable upon retirement for the specified compensation and years of service classification under the Pension Plans.

Estimated Annual Retirement Benefits at Age 65

under the Pension Plans
	Years of Credited Service
Compensation	15	20	25	30	35
$ 200,000	$ 51,570	$ 68,760	$ 85,950	$ 92,617	$ 99,283
400,000	105,570	140,760	175,950	189,283	202,617
600,000	159,570	212,760	265,950	285,950	306,950
800,000	213,570	284,760	355,950	382,617	409,283
1,000,000	267,570	356,760	445,950	479,283	512,617
1,200,000	321,570	428,760	535,950	575,950	615,950

Benefits under the Pension Plans are based on an employee's average pay for the five highest consecutive years during the last ten years of employment, the employee's estimated social security retirement benefit and years of credited service with Keyport. The current average compensation covered by the Pension Plans for each participating executive officer in the above summary compensation table is as follows: Mr. Polkinghorn, $782,980; Mr. LeFevre, $584,083; Mr. Reinhart, $364,967; Mr. Morrison, $380,284; and Mr. Koch, $387,600. For purposes of determining benefits payable upon retirement under the Pension Plans, compensation includes base salary and annual bonus. Benefits are payable in the form of a single-life annuity providing for monthly payments. Actuarially equivalent methods of payment may be elected by the recipient. As of December 31, 2000, the executive officers named in the above summary compensation table had the following full credited years of service under the Pension Plans: Mr. Polkinghorn, 1 year; Mr. LeFevre, 21 years; Mr. Reinhart, 16 years; Mr. Morrison, 10 years; and Mr. Koch, 3 years. Mr. Polkinghorn and Mr. Koch are not yet vested under the Pension Plan.

Change of Control Provisions of 1990 Stock Option Plan. Liberty Financial's 1990 Stock Option Plan, as amended (the "1990 Plan"), provided for the grant of options to officers and other key employees of Liberty Financial for the purchase of shares of common stock. As of March 16, 2001, options issued and outstanding under the 1990 Plan included 12,872 shares held by Mr. LeFevre (all of which were vested) and 12,750 shares held by Mr. Reinhart (all of which were vested). No additional options will be granted under the 1990 Plan. Upon a change of control of Liberty Financial (defined as the transfer of 50% or more of the equity ownership of Liberty Financial other than solely pursuant to a public offering in which securities are issued for cash), Liberty Financial's Compensation and Stock Option Plan committee may, in its discretion, elect to cancel all outstanding options by paying the holders thereof an amount equal to the difference between the fair market value of the Common Stock and the exercise price of such options.

Compensation of Directors. Directors of Keyport who are also employees receive no compensation in addition to their compensation as employees of Keyport. The two outside directors (Lippitt and Nyman) receive $2,000 per quarter, plus $500 for each meeting of the Board of Directors and $200 for each Audit Committee meeting that they attend. Three meetings of the Board of Directors and two meetings of the Audit Committee are scheduled annually.

PROPERTIES

As of December 31, 2000, we maintained our executive, administrative and sales offices in leased facilities. We lease approximately 96,500 square feet in two facilities in downtown Boston pursuant to leases which expire in 2008. We also lease approximately 19,800 square feet in a single facility in Lincoln, Rhode Island pursuant to a lease that expires in 2007. We sub-lease approximately 600 square feet from Independent Financial Marketing Group in Purchase, New York under a lease which expires in 2007.

LEGAL PROCEEDINGS

We are, from time to time, involved in litigation incidental to our business. In our opinion, the resolution of such litigation is not expected to have a material adverse effect on our financial condition or results of operations.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We've included our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. Ernst & Young LLP is located at 200 Clarendon Street, Boston, Massachusetts.

LEGAL MATTERS

Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Certificates, as well as matters relating to the Federal securities laws, have been passed upon by Bernard R. Beckerlegge, General Counsel. In addition, certain matters relating to the Federal securities laws have been passed upon by Jorden Burt Boros Cicchetti Berenson & Johnson LLP as our Special Counsel.

Report of Independent Auditors

The Board of Directors

Keyport Life Insurance Company

We have audited the consolidated balance sheets of Keyport Life Insurance Company as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Boston, Massachusetts

January 29, 2001

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEET

(in thousands)

	December 31,
ASSETS	2000	1999

Cash and investments:
Fixed maturities available for sale (amortized cost: 2000 - $10,728,519;
1999 - $10,846,403)	$10,668,288	$10,516,094
Equity securities (cost: 2000 - $71,489; 1999 - $30,964)	76,427	37,933
Mortgage loans	9,433	12,125
Policy loans	620,824	599,478
Other invested assets	783,043	882,318
Cash and cash equivalents	1,728,279	1,075,903
Total cash and investments	13,886,294	13,123,851

Accrued investment income	163,474	161,976
Deferred policy acquisition costs	547,901	739,194
Income taxes recoverable	-	34,771
Intangible assets	15,570	16,826
Receivable for investments sold	90,545	2,683
Other assets	91,742	53,536
Separate account assets	4,212,488	3,363,140

Total assets	$19,008,014	$17,495,977

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
Policy liabilities	$11,968,489	$12,109,628
Income taxes payable	9,954	-
Deferred income taxes	161,615	267,966
Payable for investments purchased and loaned	1,364,531	754,878
Other liabilities	56,403	49,149
Separate account liabilities	4,166,787	3,300,968
Total liabilities	17,727,779	16,482,589

Stockholder's equity:
Common stock, $1.25 par value; authorized 8,000 shares;
issued and outstanding 2,412 shares	3,015	3,015
Additional paid-in capital	505,933	505,933
Retained earnings	797,606	665,055
Accumulated other comprehensive loss	(26,319)	(160,615)
Total stockholder's equity	1,280,235	1,013,388

Total liabilities and stockholder's equity	$19,008,014	$17,495,977

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED INCOME STATEMENT

(in thousands)

	Year ended December 31,
	2000	1999	1998

Revenues:
Net investment income, including distributions from private equity limited partnerships	$ 856,808	$ 805,216	$ 815,226
Interest credited to policyholders	539,643	526,574	562,238
Investment spread	317,165	278,642	252,988
Net realized investment (losses) gains	(35,796)	(41,510)	785
Net change in unrealized and undistributed gains in private equity limited partnerships	31,604	-	-
Fee income:
Surrender charges	24,266	17,730	17,487
Separate account income	43,518	33,485	20,589
Management fees	11,874	8,931	4,760
Total fee income	79,658	60,146	42,836

Expenses:
Policy benefits	4,997	3,603	2,880
Operating expenses	70,542	54,424	53,544
Amortization of deferred policy acquisition costs	116,123	97,359	77,410
Amortization of intangible assets	1,256	1,256	1,256
Total expenses	192,918	156,642	135,090

Income before income taxes	199,713	140,636	161,519
Income tax expense	57,128	45,977	52,919

Net income	$ 142,585	$ 94,659	$ 108,600

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

(in thousands)

				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total

Balance, December 31, 1997	$3,015	$505,933	$511,796	$ 82,277	$1,103,021

Comprehensive income (loss)
Net income	-	-	108,600	-	108,600
Other comprehensive income, net of tax
Net unrealized investment losses	-	-	-	(56,024)	(56,024)
Comprehensive income					52,576
Dividends paid to Parent	-	-	(20,000)	-	(20,000)

Balance, December 31, 1998	3,015	505,933	600,396	26,253	1,135,597

Comprehensive income (loss)
Net income	-	-	94,659	-	94,659
Other comprehensive loss,
net of tax
Net unrealized investment losses	-	-	-	(186,868)	(186,868)
Comprehensive loss					(92,209)

Dividends paid to Parent	-	-	(30,000)	-	(30,000)

Balance, December 31, 1999	3,015	505,933	665,055	(160,615)	1,013,388

Comprehensive income (loss)
Net income	-	-	142,585	-	142,585
Other comprehensive loss,
net of tax
Net unrealized investment gains	-	-	-	134,296	134,296
Comprehensive income					276,881

Dividends paid to Parent	-	-	(10,034)	-	(10,034)

Balance, December 31, 2000	$3,015	$505,933	$797,606	$ (26,319)	$1,280,235

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2000	1999	1998

Cash flows from operating activities:
Net income	$ 142,585	$ 94,659	$ 108,600
Adjustments to reconcile net income to net cash
provided by operating activities:
Interest credited to policyholders	539,643	526,574	562,238
Net realized investment losses (gains)	35,796	41,510	(785)
Net change in unrealized and undistributed
gains in private equity limited partnerships	(31,604)	-	-
Net amortization on investments	59,836	79,508	75,418
Change in deferred policy acquisition costs	9,023	(17,446)	(24,193)
Change in current and deferred income taxes	5,783	53,060	1,112
Net change in other assets and liabilities	22,487	2,876	(53,786)
Net cash provided by operating activities	783,549	780,741	668,604

Cash flows from investing activities:
Investments purchased - available for sale	(3,802,286)	(4,835,872)	(6,789,048)
Investments sold - available for sale	2,877,082	4,322,679	5,405,955
Investments matured - available for sale	894,779	823,252	1,273,478
Increase in policy loans	(21,346)	(20,708)	(24,089)
Decrease in mortgage loans	2,692	42,992	5,545
Other invested assets sold (purchased), net	8,336	(17,344)	16,442
Value of business acquired, net of cash	-	-	(3,999)
Net cash (used in) provided by
investing activities	(40,743)	314,999	(115,716)

Cash flows from financing activities:
Withdrawals from policyholder accounts	(2,249,950)	(2,108,889)	(1,690,035)
Deposits to policyholder accounts	1,569,168	894,414	1,224,991
Dividends paid to Parent	(10,034)	(30,000)	(20,000)
Net change in securities lending	600,386	505,013	(510,566)
Net cash used in
financing activities	(90,430)	(739,462)	(995,610)

Change in cash and cash equivalents	652,376	356,278	(442,722)
Cash and cash equivalents at beginning of year	1,075,903	719,625	1,162,347

Cash and cash equivalents at end of year	$ 1,728,279	$ 1,075,903	$ 719,625

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

1. Accounting Policies

Organization

Keyport Life Insurance Company offers a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide-ranging network of banks, agents and security dealers throughout the United States.

The Company is a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial"), which is a majority-owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

Principles of Consolidation

The consolidated financial statements include Keyport Life Insurance Company and its wholly owned subsidiaries, Independence Life and Annuity Company ("Independence Life"), Keyport Benefit Life Insurance Company ("Keyport Benefit"), Liberty Advisory Services Corp. and Keyport Financial Services Corp. (collectively, the "Company").

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP), which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and aftertax unrealized gains and losses (net of adjustments to deferred policy acquisition costs) are reported as a separate component of accumulated other comprehensive income (loss). The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for amortization of deferred policy acquisition costs.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

For the mortgage-backed bond portion of the fixed-maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments, and any resulting adjustment is included in net investment income.

Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest.

Partnerships, which are included in other invested assets, are accounted for on either the cost method or equity method. The equity method of accounting is used for all partnerships in which the Company has an ownership interest in excess of 3%.

The net change in unrealized and undistributed gains in private equity limited partnerships primarily represents increases in the fair value of the underlying investments of the private equity limited partnerships that are accounted for under the equity method. This change in unrealized and undistributed gains is recorded net of the related amortization of deferred policy acquisition costs of $58.7 million for the year ended December 31, 2000. The net amounts realized, which are recognized in investment income, were $13.3 million for the year ended December 31, 2000. The financial information for these investments is obtained directly from the private equity limited partnerships on a periodic basis. The corresponding amounts in 1999 and 1998 were insignificant. Partnership investments totaled $439.0 million ($348.7 million excluding the net change in unrealized and undistributed gains in private equity limited partnerships) and $180.7 million at December 31, 2000 and 1999, respectively.

Derivatives

The Company uses interest rate swap and cap agreements to manage its interest rate risk and call options and futures on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") to hedge its obligations to provide returns based upon this index.

The Company utilizes interest rate swap agreements ("swap agreements") and interest rate cap agreements ("cap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed-rate assets with interest rates credited to policyholders. The Company also utilizes total return swaps to hedge the value of certain separate account liabilities. A total return swap is an agreement to exchange payments based upon an underlying notional balance and changes in variable-rate and total-return indices.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

Cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional balance) to hedge against rising interest rates.

Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest rate or price risk, designates the instruments as hedges, and assesses whether the instruments reduce the indicated risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period. From time to time, interest rate swap agreements, cap agreements and call options are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Conversely, if the terminated position was not accounted for as a hedge, or if the assets and liabilities that were hedged no longer exist, the position is "marked to market," and realized gains or losses are immediately recognized in income.

The net differential to be paid or received on interest rate swap agreements is recognized as a component of net investment income. The net differential to be paid or received on total return swaps is recognized as a component of separate account income. Premiums paid for interest rate cap agreements are deferred and amortized into net investment income on a straight-line basis over the terms of the agreements. The unamortized premium is included in other invested assets. Amounts earned on interest rate cap agreements are recorded as an adjustment to net investment income. Interest rate swap and cap agreements hedging investments designated as available for sale are adjusted to fair value, with the resulting unrealized gains and losses, net of tax, included in accumulated other comprehensive income. Total return swap agreements hedging certain separate account liabilities are adjusted to fair value, with the resulting unrealized gain/loss, net of tax, included in accumulated other comprehensive income (loss).

Premiums paid on call options are amortized into net investment income over the terms of the contracts. The call options are included in other invested assets and are carried at amortized cost plus intrinsic value, if any, of the call options as of the valuation date. Changes in intrinsic value of the call options are recorded as an adjustment to interest credited to policyholders. Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability. Call options and futures that do not qualify as hedges are carried at fair value; changes in value are immediately recognized in income.

Fee Income

Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single-premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

Deferred Policy Acquisition Costs

Deferred policy acquisition costs relate to the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs include commissions, costs of policy issuance, and underwriting and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment spread and expense margins not exceeding ten years for annuities and 25 years for life insurance.

Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on available for sale fixed-maturity securities. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Deferred policy acquisition costs were increased by $43.6 million and $235.7 million at December 31, 2000 and 1999, respectively, relating to this adjustment.

Intangible Assets

Intangible assets consist of goodwill arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis ranging from ten to 25 years.

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuities, variable life policies and certain separate institutional accounts are segregated in separate accounts. Separate account assets consist principally of investments in mutual funds and fixed maturities and are carried at fair value. Investment income and changes in mutual fund asset values are allocated to the policyholders and, therefore, do not affect the operating results of the Company. The Company earns separate account fees for providing administrative services and bearing the mortality risk related to these contracts. The difference between investment income and interest credited on the institutional accounts is reported as separate account fee income.

As of December 31, 2000 and 1999, the Company also classified $45.7 million and $62.2 million, respectively, of investments in certain mutual funds sponsored by affiliates of the Company as separate account assets.

Policy Liabilities

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single-premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

Effective July 18, 1997, due to changes in ownership of Liberty Financial, the Company is no longer included in the consolidated federal income tax return of Liberty Mutual. The Company will be eligible to file a consolidated federal income tax return with Liberty Financial in 2002. In 1998, the Company began filing a consolidated federal income tax return with its life insurance subsidiaries, Independence Life and Keyport Benefit. In 1999, Liberty Advisory Services Corp. ("LASC") and Keyport Financial Services Corp. ("KFSC") began filing consolidated federal and state income tax returns.

The Company and its life insurance subsidiaries have a tax-sharing agreement that allocates income taxes to the Company and its subsidiaries as if each entity were to file separate income tax returns. Tax benefits resulting from losses are paid to the extent such losses are utilized in the consolidated income tax return. LASC and KFSC also have a tax-sharing agreement with the same terms as those outlined above.

Cash Equivalents

Short-term investments having a maturity of three months or less when purchased are classified as cash equivalents.

Recent Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This statement amended SFAS No. 133 to defer its effective date one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" - an amendment of SFAS No. 133. This statement makes certain changes in the hedging provisions of SFAS No. 133 and is effective concurrent with SFAS No. 133 (collectively hereafter referred to as the "Statement"). The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Upon adoption, the Company will be required to record a cumulative effect adjustment to reflect this accounting change.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

The Company estimates that the cumulative effect of adopting at January 1, 2001, reported after tax and net of related effects of deferred policy acquisition costs, will decrease net income and stockholder's equity by $55.0 million. The adoption of the Statement may increase volatility in reported income due to the requirement to mark all derivatives to fair value and the definition of an effective hedging relationship under the Statement as opposed to certain hedges the Company believes are effective economic hedges. The Company believes that it will continue to utilize its current risk management philosophy, which includes the use of derivative instruments.

2. Acquisition

On January 2, 1998, the Company acquired the common stock of American Benefit Life Insurance Company, renamed Keyport Benefit Life Insurance Company on March 31, 1998, a New York insurance company, for $7.4 million. The acquisition was accounted for as a purchase and, accordingly, operating results are included in the consolidated financial statements from the date of acquisition. In connection with the acquisition, the Company acquired assets with a fair value of $9.4 million and assumed liabilities of $3.2 million. Subsequent to the acquisition, the Company has made additional capital contributions to Keyport Benefit amounting to $57.5 million.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

3. Investments

Fixed Maturities

The amortized cost, gross unrealized gains and losses, and fair value of fixed-maturity securities are as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized
December 31, 2000	Cost	Gains	Losses	Fair Value

U.S. Treasury securities	$ 40,243	$ 1,711	$ (111)	$ 41,843
Mortgage-backed securities of U.S.
government corporations and
agencies	893,123	16,219	(5,401)	903,941
Debt securities issued by foreign
governments	102,180	632	(265)	102,547
Corporate securities	5,597,632	88,876	(215,877)	5,470,631
Other mortgage-backed securities	2,403,173	74,566	(17,698)	2,460,041
Asset-backed securities	1,683,361	20,716	(21,753)	1,682,324
Senior secured loans	8,807	-	(1,846)	6,961

Total fixed maturities	$10,728,519	$202,720	$(262,951)	$10,668,288

		Gross	Gross
	Amortized	Unrealized	Unrealized
December 31, 1999	Cost	Gains	Losses	Fair Value

U.S. Treasury securities	$ 70,048	$ 4,174	$ (5,010)	$ 69,212
Mortgage-backed securities of U.S.
government corporations and
agencies	1,166,537	15,602	(29,561)	1,152,578
Debt securities issued by foreign
governments	169,396	17,775	(8,966)	178,205
Corporate securities	5,274,388	96,948	(283,305)	5,088,031
Other mortgage-backed securities	2,325,678	21,741	(94,757)	2,252,662
Asset-backed securities	1,794,814	5,905	(67,948)	1,732,771
Senior secured loans	45,542	10	(2,917)	42,635

Total fixed maturities	$10,846,403	$162,155	$(492,464)	$10,516,094

At December 31, 2000 and 1999, gross unrealized gains on equity securities and investments in separate accounts aggregated $13.4 million and $17.5 million, and gross unrealized losses aggregated $7.9 million and $0.9 million, respectively.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

The change in net unrealized investment gains (losses) on securities included in other comprehensive income in 2000, 1999 and 1998 include: gross unrealized gains (losses) on securities of $213.4 million, $(473.9) million and $(182.2) million, respectively, reclassification adjustments for realized investment losses into net income of $45.9 million, $53.5 million and $3.5 million, respectively, and adjustments to deferred policy acquisition costs of $(192.3) million, $302.0 million and $92.5 million, respectively. The above amounts are shown before income tax (benefit) expense of $(67.3) million, $68.5 million and $(30.2) million, respectively. The 2000 and 1999 income tax (benefit) expense recorded in other comprehensive income includes a change in the valuation allowance of $(90.7) million and $109.9 million, respectively, related to unrealized capital losses on available for sale securities.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 2000. At December 31, 2000, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

At December 31, 2000, $1.3 billion of fixed maturities were below investment grade.

Contractual Maturities

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 2000 are as follows (in thousands):

	Amortized	Fair
December 31, 2000	Cost	Value

Due in one year or less	$ 130,983	$ 127,869
Due after one year through five years	2,138,386	2,134,503
Due after five years through ten years	1,945,246	1,909,597
Due after ten years	1,534,247	1,450,013
	5,748,862	5,621,982
Mortgage and asset-backed securities	4,979,657	5,046,306

	$10,728,519	$10,668,288

Actual maturities may differ because borrowers may have the right to call or prepay obligations.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

Net Investment Income

Net investment income is summarized as follows (in thousands):

Year Ended December 31,	2000	1999	1998

Fixed maturities	$807,884	$814,701	$810,521
Mortgage loans and other invested assets	85,717	28,364	18,238
Policy loans	36,985	36,306	33,251
Equity securities	276	1,513	4,369
Cash and cash equivalents	27,368	20,822	38,269
Gross investment income	958,230	901,706	904,648
Investment expenses	(21,014)	(19,300)	(17,342)
Amortization of options and interest rate caps	(80,408)	(77,190)	(72,080)

Net investment income	$856,808	$805,216	$815,226

As of December 31, 2000 and 1999, the carrying value of nonincome-producing fixed-maturity investments was $24.4 million and $22.6 million, respectively.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows (in thousands):

Year Ended December 31,	2000	1999	1998

Fixed maturities available for sale:
Gross gains	$ 35,430	$ 48,066	$ 72,119
Gross losses	(70,474)	(79,825)	(59,730)
Other than temporary declines in value	(16,731)	(18,276)	(28,322)
	(51,775)	(50,035)	(15,933)
Equity securities	-	-	14,754
Investments in separate accounts	4,386	-	93
Other invested assets	1,497	(3,457)	(2,397)
Gross realized investment losses	(45,892)	(53,492)	(3,483)

Amortization adjustments of deferred policy acquisition costs	10,096	11,982	4,268

Net realized investment (losses) gains	$(35,796)	$(41,510)	$ 785

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

4. Derivatives

Outstanding derivatives, shown in notional amounts along with their carrying value and fair value, are as follows (in thousands):

			Assets (Liabilities)
			Carrying	Fair	Carrying
	Notional Amounts		Value	Value	Value	Fair Value
December 31	2000	1999	2000	2000	1999	1999

Interest rate swaps	$2,797,750	$2,917,250	$ (33,450)	$(33,450)	$ 41,405	$ 41,405
Total return swaps	1,031,595	500,000	23,936	23,936	37,778	36,326
Interest rate cap agreements	-	50,000	-	-	-	-
S&P 500 Index call options	-	-	337,712	358,164	701,067	803,144

The interest rate and total return swap agreements expire in 2001 through 2029. The interest rate cap agreement expired in 2000. The S&P 500 call options and futures maturities range from 2001 to 2008.

At December 31, 2000 and 1999, the Company had approximately $111.1 million and $128.7 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions. Fair values for call options and futures contracts are based on quoted market prices.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

5. Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):

	Year ended December 31,
	2000	1999	1998

Current	$ 96,219	$(10,310)	$12,150
Deferred	(29,667)	56,287	40,769
Valuation allowance	(9,424)	0	0

	$ 57,128	$ 45,977	$52,919

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

5. Income Taxes (continued)

A reconciliation of income tax expense, with the expected federal income tax expense computed at the applicable federal income tax rate of 35%, is as follows (in thousands):

	Year ended December 31,
	2000	1999	1998

Expected income tax expense	$ 69,899	$49,223	$56,532
Increase (decrease) in income taxes resulting from:
Nontaxable investment income	(2,704)	(2,111)	(2,152)
Amortization of goodwill	440	440	440
Change in valuation allowance	(9,424)
Other, net	(1,083)	(1,575)	(1,901)

Income tax expense	$ 57,128	$45,977	$52,919

The components of deferred income taxes are as follows (in thousands):

	December 31,
	2000	1999

Deferred tax assets:
Policy liabilities	$ 65,635	$ 85,197
Guaranty fund expense	2,346	2,071
Net operating loss carryforwards	1,108	1,108
Deferred fees	2,433	3,406
Net unrealized capital losses	19,155	109,900
Other	-	183
	90,677	201,865
Valuation allowance	(9,730)	(109,900)
Total deferred tax assets	80,947	91,965

Deferred tax liabilities:
Deferred policy acquisition costs	(160,089)	(231,309)
Excess of book over tax basis of investments	(72,861)	(119,814)
Separate account assets	(2,476)	(5,767)
Deferred loss on interest rate swaps	-	(152)
Other	(7,136)	(2,889)
Total deferred tax liabilities	(242,562)	(359,931)

Net deferred tax liability	$(161,615)	$(267,966)

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

5. Income Taxes (continued)

As of December 31, 2000, the Company had $54.7 million of net unrealized capital losses in its available for sale portfolio. Under federal tax law, utilization of these capital losses, when realized, is limited to use as an offset against past or future capital gains. A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. As of December 31, 2000, the $19.1 million deferred tax asset for these unrealized losses has been reduced by a valuation allowance of $9.7 million. The Company released $9.4 million of the valuation allowance through income from operations during 2000 due to capital gain income recognized in 2000. As of December 31, 2000, the Company had approximately $3.2 million of purchased net operating loss carryforwards (relating to the acquisition of Independence Life). Utilization of these net operating loss carryforwards, which expire through 2006, is limited to $1.5 million per year. The Company believes that it will realize the benefit of this item and its remaining deferred tax assets.

Income taxes paid were $51.5 million in 2000 and $21.5 million in 1998, while income taxes refunded were $7.5 million in 1999.

6. Retirement Plans

Keyport employees and certain employees of Liberty Financial are eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment and the employee's estimated social security retirement benefit. The Company also has an unfunded nonqualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan (the "Plans") to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consist principally of investments in certain mutual funds sponsored by an affiliated company.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

6. Retirement Plans (continued)

The following table sets forth the Plans' funded status (in thousands):

	December 31,
	2000	1999
Change in benefit obligation
Benefit obligation at beginning of year	$13,830	$15,282
Service cost	734	1,017
Interest cost	1,184	1,065
Actuarial (gain) loss	879	(3,167)
Benefits paid	(353)	(367)

Benefit obligation at end of year	$16,274	$13,830

Change in plan assets
Fair value of plan assets at beginning of year	$ 9,761	$ 8,390
Actual return on plan assets	53	1,377
Employer contribution	376	361
Benefits paid	(353)	(367)

Fair value of plan assets as end of year	$ 9,837	$ 9,761

Projected benefit obligation in excess of the Plans' assets	$ 6,437	$ 4,069
Unrecognized net actuarial gain (loss)	(529)	1,126
Prior service cost not yet recognized in net periodic pension cost	(97)	(115)

Accrued pension cost	$ 5,811	$ 5,080

	Year ended December 31,
	2000	1999	1998

Pension cost consists of:
Service cost benefits earned during the period	$ 734	$1,017	$ 921
Interest cost on projected benefit obligation	1,184	1,065	960
Expected return on Plan assets	(829)	(724)	(610)
Net amortization and deferred amounts	18	143	53

Total net periodic pension cost	$1,107	$1,501	$1,324

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

6. Retirement Plans (continued)

The assumptions used to develop the accrued pension obligation and pension cost are as follows:

	2000	1999	1998

Discount rate	7.75%	7.75%	6.75%
Rate of increase in compensation level	4.50	4.50	4.75
Expected long-term rate of return on assets	9.00	9.00	9.00

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans. Expenses related to these defined contribution plans totaled $0.9 million in 2000, 1999 and 1998.

7. Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. The aggregate fair-value amounts presented herein do not necessarily represent the underlying value of the Company, and, accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair-value information presented herein.

The following methods and assumptions were used by the Company in determining estimated fair value of financial instruments:

Fixed maturities and equity securities: Fair values for fixed-maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the securities. The fair values for equity securities are based on quoted market prices.

Mortgage loans: The fair value of mortgage loans is determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Policy loans: The carrying value of policy loans approximates fair value.

Other invested assets: With the exception of call options, the carrying value for assets classified as other invested assets in the accompanying consolidated balance sheet approximates their fair value. Fair values for call options are based on market prices quoted by the counterparty to the respective call option contract.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

7. Fair Value of Financial Instruments (continued)

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Separate accounts, assets and liabilities: The estimated fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, which includes surrender charges.

Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

The fair values and carrying values of the Company's financial instruments are as follows (in thousands):

	December 31,		December 31,
	2000		1999
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Assets:
Fixed-maturity securities	$10,668,288	$10,668,288	$10,516,094	$10,516,094
Equity securities	76,427	76,427	37,933	37,933
Mortgage loans	9,433	10,496	12,125	13,492
Policy loans	620,824	620,824	599,478	599,478
Other invested assets	783,043	808,495	882,318	984,395
Cash and cash equivalents	1,728,279	1,728,279	1,075,903	1,075,903
Separate accounts	4,212,488	4,212,488	3,363,140	3,363,140
Liabilities:
Policy liabilities	9,850,915	9,460,316	10,015,123	9,306,813
Separate accounts	4,166,787	4,166,787	3,300,968	3,300,968

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

8. Quarterly Financial Data (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations (in thousands):

		2000 Quarters
	March 31	June 30	September 30	December 31

Net investment income, including
distributions from private equity
limited partnerships	$204,724	$215,224	$212,896	$223,964
Interest credited to policyholders	127,289	133,226	135,758	143,370
Investment spread	77,435	81,998	77,138	80,594
Net realized investment losses	(7,708)	(9,570)	(12,358)	(6,160)
Net change in unrealized and
undistributed gains in private equity
limited partnerships	14,983	7,462	5,895	3,264
Fee income	18,162	19,433	20,816	21,247
Pretax income	58,397	49,105	46,371	45,840
Net income	38,150	32,524	36,614	35,297

		1999 Quarters
	March 31	June 30	September 30	December 31

Net investment income	$204,925	$195,730	$196,724	$207,837
Interest credited to policyholders	134,778	129,409	131,301	131,086
Investment spread	70,147	66,321	65,423	76,751
Net realized investment gains (losses)	(3,094)	(11,357)	(12,331)	(14,728)
Fee income	12,084	14,673	15,962	17,427
Pretax income	39,899	31,887	31,449	37,401
Net income	26,005	20,786	22,129	25,739

The Company has restated its first and second quarter results of operations and related unaudited quarterly financial statements to reflect the after-tax net change in unrealized and undistributed gains in private equity limited partnerships. The net increase in net income resulting from such changes was $9.7 million for the quarter ended March 31, 2000 and $4.9 million for the quarter ended June 30, 2000. The corresponding amounts in 1999 were insignificant.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

9. Statutory Information

The Company's primary insurance company, Keyport Life Insurance Company, is domiciled in the State of Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department. Statutory surplus and capital and statutory net (loss) income differ from stockholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions and income tax expense reflects only taxes paid or currently payable. The Company's statutory surplus and net income (loss) are as follows (in thousands):

	Year ended December 31,
	2000	1999	1998

Statutory surplus and capital	$805,235	$877,821	$790,935
Statutory net (loss) income	(5,877)	116,289	98,894

10. Transactions with Affiliated Companies

The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the years ended December 31, 2000, 1999 and 1998. These reimbursements included corporate, general and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $7.5 million, $7.7 million and $7.1 million for the years ended December 31, 2000, 1999 and 1998, respectively. In addition, certain affiliated companies distribute the Company's products and were paid $39.4 million, $18.3 million and $10.0 million by the Company for the years ended December 31, 2000, 1999 and 1998, respectively.

The Company is contingently liable for certain structured settlement payments being made under single-premium immediate annuities issued by Liberty Life Assurance Company. The Company is also party to guaranty agreements with its subsidiaries, Independence Life and Keyport Benefit, whereby it guarantees obligations for certain insurance polices or annuity contracts.

Dividend payments to Liberty Financial from the Company are governed by insurance laws that restrict the maximum amount of dividends that may be paid without prior approval of the State of Rhode Island Insurance Department. As of December 31, 2000, the maximum amount of dividends (based on statutory surplus and statutory net gains from operations) which may be paid by Keyport without such approval was approximately $51.3 million.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

11. Commitments and Contingencies

Leases

The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2008. Rental expense (in thousands) amounted to $6,536, $5,850 and $4,721 for the years ended December 31, 2000 1999 and 1998, respectively. The following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year at December 31, 2000 (in thousands):

Year	Payments

2001	$7,184
2002	6,697
2003	5,745
2004	4,341
2005	4,258
Thereafter	8,688

Legal Matters

The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate, and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Regulatory Matters

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. At December 31, 2000 and 1999, the reserve for such assessments was $6.7 million and $5.9 million, respectively.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

11. Commitments and Contingencies (continued)

Other

On November 1, 2000, Liberty Financial announced that it has retained an investment banking firm to review its strategic alternatives, including a possible sale of the Company. To help retain its employees during this strategic review, the Company implemented a special compensation plan that provides cash retention bonuses to substantially all employees. The Company recorded a $2.0 million charge in 2000 relating to this plan. The retention bonuses are generally based on employees' base salary and/or target incentive compensation amounts, except for sales personnel, where retention bonuses are based on sales. The estimated maximum cost of the retention bonuses, assuming all covered employees remain with the Company, is approximately $28.0 million, with fifty percent payable on November 1, 2001 and the remainder payable on April 1, 2002. In the event of a change of control of the Company that occurs prior to November 1, 2001, the payments would be accelerated and the retention bonus amount would be reduced, subject to a minimum. The estimated minimum retention bonus is approximately $17.0 million and would be recognized if a change of control occurs as of May 14, 2001. The amount of the retention bonus increases from the minimum on May 14, 2001 to the maximum on October 31, 2001. In calculating the 2000 expense of $2.0 million, a turnover rate of 15% was assumed.


APPENDIX A

TERM INTEREST ILLUSTRATIONS

Below are illustrations of how interest is credited to an Interest Account during a ten-year Term and an Indexed Account during a five-year Term. The illustrations also apply to a shorter Term if values for inapplicable years are ignored. We have made certain assumptions with respect to the illustrations, as indicated.

Note: the illustrations do not assume any surrender amount during the entire term. A Market Value Adjustment or surrender charge may apply to any such interim surrender. (See "Surrenders"). The hypothetical guaranteed Interest Rate, Guaranteed Interest Rate Factors, and Index Increases are illustrative only and are not intended to predict future guaranteed interest rates, rate factors, or future changes in the index. As to Interest Accounts, actual Guaranteed Interest Rates declared for any given Term may be more or less than the 6% shown. Likewise, actual Guaranteed Interest Rate Factors declared for Indexed Accounts at any given time may be higher or lower than the factors shown in the illustration, provided that the floor may never be less than 0. Moreover, we do not guarantee that the Index will increase during the course of a term or that it will be higher than the Index at the beginning of the Term or at any time during the Term when Index Increases are credited.

A. Illustration of Interest Account

Beginning Account Value:	$100,000
Guaranteed Interest Rate:	6% per year compounded annually

Account Value at End of Certificate Year:
Year 1:	$106,000.00

Year 2:	$112,360.00

Year 3:	$119,101.60

Year 4:	$126,247.70

Year 5:	$133,822.56

Year 6:	$141,851.91

Year 7:	$150,363.03

Year 8:	$159,384.81

Year 9:	$168,947.90

Year 10:	$179,084.77

B. Illustration of Index Account

The Certificate provides that the Index Increase to be credited on each Account Anniversary is the sum of the following two parts:

(1)

Part 1 = the proportionate credit for any increase in the Index from its prior highest Account Anniversary value to its value on the current Account Anniversary. The formula for Part 1 is: A x ((C-B)/D) x (E/F) x G

(2)	Part 2 = the proportionate credit for any increase(s) in the Index occurring on a prior Account Anniversary(ies). The formula for Part 2 is: A x ((B-D)/D) x (1/F) x G where the values in the formulas are as follows:

A	=	the Participation Rate for the Term

B	=

the highest Index value on all Account Anniversaries, including the Index value at the beginning of the Term, but excluding the value of the Index on the current Account Anniversary. The value of B can never be less than the Minimum S&P 500 Index Value nor greater than the Maximum S&P 500 Index Value. The Minimum S&P 500 Index Value and the Maximum S&P 500 Index Value are defined as follows:

Minimum S&P 500 Index Value = [(Floor/Participation Rate for Term) + 1] x [Beginning of Term Index value]

Maximum S&P 500 Index Value = [(Cap/Participation Rate for Term) + 1] x [Beginning of Term Index value]

C	=	the value of the Index on the current Account Anniversary, not less than B or greater than the Maximum S&P 500 Index Value for the Term

D	=	the Index value at the beginning of the Term

E	=	the number of completed Account Years in the Term

F	=	the total number of Account Years in the Term

G	=

the smaller of the Account Value at the beginning of the term and the Account Value (prior to the crediting of any Index Increases) on any Account Anniversary in the Term, including the current Account Anniversary

On the first Account Anniversary of any term, substitute D for B in the above formulas.

If "Death Provisions" provides that the Index Increase is to be recalculated, then: (i) "E" in the formula for Part 1 is equal to "F", and (ii) "(1/F)" in the formula for Part 2 is multiplied by the sum of 1.0 plus the number of Account Years from the start of the Account Year of death to the end of the Term.

Using the assumptions below, we prepared the following three illustrations using different assumptions as to changes in the index value during the course of the term. Note: these assumptions and illustrations are not and are not intended as predictions of changes in the Index during the course of any Term. The Index may rise or fall during the course of a Term, and at the end of a Term the Index value may be higher or lower than at the beginning of the term. We are not making any predictions, representations, or guarantees as to future changes in the Index. These values are based on the assumption that no partial surrenders are made.

Beginning Account Value	=	$100,000.00
Beginning Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	[(80%/80%) + 1] x 500 = 1000
Floor	=	0%
Minimum S&P 500 Index Value	=	[(0%/80%) + 1] x 500 = 500

Illustration No. 1:
		Cumulative					Indexed
	Year-End	Change					Account
Year	Index Value	in Index	Value of B	Value of C	Part 1	Part 2	Value
0	500						$100,000
1	600	20%	500	600	$ 3,200	$ ---	$103,200
2	690	38%	600	690	$ 5,760	$ 3,200	$112,160
3	775	55%	690	775	$ 8,160	$ 6,080	$126,400
4	900	80%	775	900	$16,000	$ 8,800	$151,200
5	1035	107%	900	1000	$16,000	$12,880	$180,000

Illustration No. 2:

		Cumulative					Indexed
	Year-End	Change					Account
Year	Index Value	in Index	Value of B	Value of C	Part 1	Part 2	Value
0	500						$100,000
1	550	10%	500	550	$1,600	$ ---	$101,600
2	500	0%	550	550	$ ---	$1,600	$103,200
3	560	12%	550	560	$ 960	$1,600	$105,760
4	620	24%	560	620	$7,680	$1,920	$115,360
5	660	32%	620	660	$6,400	$3,840	$125,600

Illustration No. 3:
		Cumulative					Indexed
	Year-End	Change					Account
Year	Index Value	in Index	Value of B	Value of C	Part 1	Part 2	Value
0	500						$100,000
1	450	-10%	500	500	$ ---	$ ---	$100,000
2	425	-15%	500	500	$ ---	$ ---	$100,000
3	450	-10%	500	500	$ ---	$ ---	$100,000
4	515	3%	500	515	$1,920	$ ---	$101,920
5	530	6%	515	530	$2,400	$ 480	$104,800

Appendix B

MARKET VALUE ADJUSTMENT FORMULA AND ILLUSTRATIONS;

SURRENDER CHARGE CALCULATIONS

Market Value Adjustment Formula

The applicable surrender or transfer value is multiplied by the Market Value Adjustment Factor to arrive at the Market Value Adjustment. The formula that is used to determine the Market Value Adjustment factor is: [(1+a)/(1+b)](n/12) - 1 where the values in the formula are as follows:
a	=	the Treasury Rate for the Term of the Account from which the surrender or transfer amount is being taken;

b	=

the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Account Years) to the expiration of the Term for the Account from which the surrender or transfer amount is being taken; and

n	=

the number of complete Account Months remaining before the expiration of the Term for the Account from which the surrender or transfer amount is being taken, multiplied by the applicable Scaling Factor from the Certificate Schedule for the Term of the Account from which the amount is being taken, if the Account is an Indexed Account. The first Account Month begins on the day that the Term begins and each subsequent Account Month begins on the same day one month later.

The Treasury Rate for an Account is the interest rate in the Treasury Constant Maturity Series, as published by the Federal Reserve Board, for a maturity equal to the number of years specified in "a" and "b" above. Weekly Series are published at the beginning of the following week. To determine "a", we use the weekly Series first published on or after the most recent Determination Date (which occurs on or before the first day of the Account's current Term), except that if the first day is the same as the Determination Date or the date of publication, or any date in between, we instead use the weekly Series first published after the prior Determination Date. To determine "b", we use the weekly Series first published on or after the most recent Determination Date (which occurs on or before the date on which the Market Value Adjustment Factor is calculated), except that if the calculation date is the same as the Determination Date or the date of publication, or any date in between, we instead use the weekly Series first published after the prior Determination Date. The Determination Dates are the last business days prior to the first and fifteenth days of each month.

If the number of years specified in "a" or "b" does not equal a maturity in the Treasury Constant Maturity Series, the Treasury Rate will be determined by straight line interpolation between the interest rate for the next highest and next lowest maturities.

Illustrations and Surrender Charge Calculations

Illustration 1:

Assume that you purchased a Certificate for $10,000 and allocated your interest to an Interest Account with a five-year Term and a Guaranteed Interest Rate of 6%. Exactly two years later, your Account was surrendered when the surrender charge was 3%. There had been no prior surrenders and the interest earned in the previous twelve months is equal to $636 ($11,236 - $10,600). Therefore, the surrender charge and the Market Value Adjustment do not apply to $636 of the Interest Account Value. At the beginning of the Term, the Treasury Rate for 5-year Treasury Notes was 7% and, at the time of the surrender, the Treasury Rate for 3-year Treasury Notes was 4.5%.

According to the Certificate, the Market Value Adjustment is

(A - Free Withdrawal Amount) x B = C

where:

A	=	the amount surrendered
	=	$10,000 x 1.06 x 1.06
	=	$11,236.00

B	=	the Market Value Adjustment Factor
	=	[(1+a)/(1+b)](n/12) - 1, where

	a	= the Treasury Rate for the Term of the Account from which the surrender amount is being taken. Here, a = 7%.

	b	=

the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Account Years) to the expiration of the Term for the Account from which the surrender amount is being taken. Here, b = 4.5%.

	n	=

the number of complete Account Months remaining before the expiration of the Term for the Account from which the surrender amount is being taken, multiplied by the applicable Scaling Factor from the Certificate Schedule for the Term of the Account from which the amount is being taken, if the Account is an Indexed Account. Here, n = 36.

B	=	[(1+.07)/(1+.045)](36/12) - 1
	=	[(1+.07)/(1+.045)]3 - 1
	=	.0735

Therefore,

C	=	(A - 1,236) x B
	=	($11,236 - 636) x .0735
	=	$779.10 is the Market Value Adjustment, which would be added to the Account Value in determining the Certificate Withdrawal Value.

The Surrender Charge is equal to I x (A - Free Withdrawal Amount), where
A	=	the surrendered amount = $11,236, and

I	=	the Surrender Charge Percentage. Here, I = 3%.

Therefore,

The Surrender Charge	=	.03 x ($11,236 - 636)
	=	.03 x $10,600
	=	$318.00

The Certificate Value	=	[((.9 x $10,000 x 1.03) + 330) x 1.03] + 348
	=	$10,236.00

The Adjusted Certificate Value	=	$10,236.00 x [($11,236.00 + $779.10) / 11,236.00]
	=	$10,945.76

Under the Certificate, the Certificate Withdrawal Value is equal to the greater of (1) the amount surrendered, less any Surrender Charge plus any Market Value Adjustment or (2) the Adjusted Certificate Value. Here, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $318.00 + $779.10 = $11,697.10) or $10,945.76. Therefore, the Certificate Withdrawal Value is equal to $11,697.10.

Illustration 2:

Given the same circumstances as in Illustration 1, but using a 3-year Treasury Rate of 7.5% instead of 4.5% at the time of surrender, the Market Value Adjustment is computed as follows:

B	=	[(1+.07)/(1+.075)](36/12) - 1
	=	[(1+.07)/(1+.075)]3 - 1
	=	-.0139

Therefore,

C	=	(A - 636) x B
	=	($11,236 - 636) x -.0139
	=	Negative $147.34 is the Market Value Adjustment, which would be subtracted from the Account Value in determining the Certificate Withdrawal Value.

As described in the previous example, the Surrender Charge would equal $318.00.
The Adjusted Certificate Value	=	$10,236.00 x [($11,236.00 - $147.34) / $11,236.00]
	=	$10,101.77

Accordingly, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $318.00 - $147.34 = $10,770.66) or $10,101.77. Therefore, the Certificate Withdrawal Value is equal to $10,770.66.

Illustration 3:

Given the same circumstances as in Illustration 2, but assuming (i) an Indexed Account instead of an Interest Account with an Account Value of $11,236, (ii) Index Increases credited in the prior year equal to $1,236.00, and (iii) a scaling factor ("k") of .9, the Market Value Adjustment is computed as follows:

B	=	[(1+.07)/(1+.075)]((36 x k)/12) - 1
	=	[(1+.07)/(1+.075)]((36 x 9)/12) - 1
	=	[(1+.07)/(1+.075)](2.7) - 1
	=	-.0125

Therefore,

C	=	(A - 1,236) x B
	=	($11,236 - 1,236) x -.0125
	=	Negative $125.00 is the Market Value Adjustment, which would be subtracted from the Account Value in determining the Certificate Withdrawal Value.

As described in the previous example, the Surrender Charge would equal $300.00.

The Certificate Value	=	[((.9 x $10,000 x 1.03) + 0) x 1.03] + 687.90
	=	$10,236.00

The Adjusted Certificate Value	=	$10,236.00 x [($11,236.00 - $125.00) / $11,236.00]
	=	$10,122.12

Accordingly, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $300.00 - $125.00 = $10,811.00) or $10,122.12. Therefore, the Certificate Withdrawal Value is equal to $10,811.00.

APPENDIX C

SCHEDULE OF STATE PREMIUM TAXES

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	Tax Rate for	Tax Rate For
State	Non-Tax Qualified	Tax-Qualified
	Contracts/Certificates	Contracts/Certificates

California	2.35%	0.50%
Kentucky	2.00	2.00
Maine	2.00	0.00
Nevada	3.50	0.00
South Dakota	1.25	0.00
West Virginia	1.00	1.00
Wyoming	1.00	0.00

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Distributed by:

Keyport Financial Services Corp.

125 High Street, Boston, MA 02110-2712

Issued by:

Keyport Life Insurance Company

125 High Street, Boston, MA 02110-2712

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MVA	5/2001

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution

Not Applicable

Item 14.	Indemnification of Directors and Officers

The following provisions regarding the Indemnification of
Directors and Officers of the Registrant ("Keyport") are
applicable:

By-Laws, Article IX

Section 6 - Indemnification of Directors and Officers

Any person who at any time serves or shall serve as a Director or Officer of the Corporation whether or not in office at the time shall be indemnified or reimbursed against and for any and all claims and liabilities to which he may be or become subject by reason of such service and against and for any and all expenses necessarily incurred or amounts paid in connection with the defense or reasonable settlement or any legal or administrative proceedings to which he is made a party by reason of such service, except in relation to matters to which he shall be finally adjudged to be liable of negligence or misconduct in the performance of his official duties. Such a right of indemnification and reimbursement shall also extend to the personal representatives of any such person. Such rights shall not be deemed exclusive of any other rights to which any such Director, officer or his personal representatives may be entitled, under any other by-law or any agreement or vote of the stockholders or Directors or otherwise.

Consistent with such By-Laws, Keyport has obtained insurance from Liberty Mutual Insurance Company for its directors and officers that supplements the indemnification provisions of the By-Laws.

Item 15.	Recent Sales of Unregistered Securities

Not applicable

Item 16.	Exhibits and Financial Statement Schedules
Exhibits
*	1	Principal Underwriters Agreement

***	3(a)	Articles of Incorporation

***	3(b)	By-Laws

*	4(a)	Group Annuity Contract

*	4(b)	Group Annuity Certificate

*	4(c)	Group Annuity Application

*	4(d)	Group Annuity Certificate Application

*	4(e)	Endorsements
(i)	Tax-Sheltered Annuity (TSA)
(ii)	Corporate/Keogh 401(a) Plan
(iii)	Individual Retirement Annuity (IRA)
(iv)	Qualified Plan Endorsement
**	5	Opinion regarding Legality

****	21	Subsidiaries of the Registrant

	23(a)	Consent of Counsel

	23(b)	Consent of Independent Auditors

+	24	Powers of Attorney

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Financial Statements
28(a)	Schedule I

28(b)	Schedule III

* Incorporated by reference to Registration Statement (File No. 333-1783) filed on or about March 18, 1996.

** Incorporated by reference to Pre-Effective Amendment No 1 to Registration Statement on Form S-1, filed on August 2, 1996 (File No. 333-1783).

*** Incorporated by reference to Registration Statement on Form N-4, filed on or about February 16, 1996 (File No. 333-01043; 811-07543).

**** Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-1783) filed on or about April 15, 1999.

+ Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File Nos. 333-84701; 811-07543) filed on or about December 10, 1999.

Item 17. Undertakings

The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts on April 20, 2001.

KEYPORT LIFE INSURANCE COMPANY

BY:	/s/ Philip K. Polkinghorn*
Philip K. Polkinghorn
President

*BY:	/s/ James J. Klopper	April 20, 2001
	James J. Klopper	Date
Attorney-in-Fact

* James J. Klopper has signed this account on the indicated date on behalf of Mr. Polkinghorn pursuant to power of attorney duly executed by him and included as part of Exhibit 16 in Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 filed on or about December 10, 1999 (File No. 333-84701; 811-7543).

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and the dates indicated.

Signature		Title	Date

(i)	Principal Executive Officer

	/s/ Philip K. Polkinghorn*	Principal Executive Officer
Philip K. Polkinghorn

(ii)	Principal Financial Officer

	/s/ Bernhard M. Koch*	Senior Vice President and
	Bernhard M. Koch	Chief Financial Officer

(iii)	Majority of Board of Directors

	/s/ Frederick Lippitt*	*By: /s/ James J. Klopper
	Frederick Lippitt	James J. Klopper
Attorney-in-fact
	/s/ Robert C. Nyman*	April 20, 2001
Robert C. Nyman

/s/ Philip K. Polkinghorn*
Philip K. Polkinghorn

* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Registrant pursuant to powers of attorney duly executed by such persons and incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-84701; 811-7543) filed on or about December 10, 1999.

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